UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended ________________

                                       OR

[_]                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from        to

                     COMMISSION FILE NUMBER _______________

                       CENTURION ENERGY INTERNATIONAL INC.
             (Exact name or Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                 Alberta, Canada
                  (Jurisdiction of incorporate or organization)

                        SUITE 800, 205 - 5TH AVENUE S.W.
                            CALGARY, ALBERTA, CANADA
                                     T2P 2V7
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                                      NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.

                            61,185,178 COMMON SHARES

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

Indicated by check mark which financial statement item the registrant has elected to follow.

                  ITEM 17      [X]                 ITEM 18       [_]

                                TABLE OF CONTENTS

                                     PART I

GLOSSARY  &  ABBREVIATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -iii-
REPORTING  CURRENCY  AND  FINANCIAL  INFORMATION . . . . . . . . . . . . . . . . . . . . -iv-
SPECIAL  NOTE  REGARDING  FORWARD  LOOKING  STATEMENTS . . . . . . . . . . . . . . . . . -iv-
ITEM 1    IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS . . . . . . . . . . -1-
          A.     Directors  and  Senior  Management . . . . . . . . . . . . . . . . . . . -1-
          B.     Advisors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -2-
          C.     Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -2-
ITEM 2    OFFER  STATISTICS  AND  EXPECTED  TIMETABLE . . . . . . . . . . . . . . . . . . -2-
ITEM 3    KEY  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -2-
          A.     Selected  Financial  Information . . . . . . . . . . . . . . . . . . . . -2-
          B.     Capitalization  and  Indebtedness . . . . . . . . . . . . . . . . . . . .-4-
          C.     Reasons  for  the  Offer  and  Use  of  Proceeds . . . . . . . . . . . . -4-
          D.     Risk  Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -4-
ITEM 4    INFORMATION  ON  THE  CORPORATION . . . . . . . . . . . . . . . . . . . . . . . -4-
          A.     History  and  Development  of  the  Corporation . . . . . . . . . . . . .-4-
          B.     Business  Overview . . . . . . . . . . . . . . . . . . . . . . . . . . . -5-
                 Petroleum  Industry  in  Tunisia  and  Egypt . . . . . . . . . . . . . . -7-
                 Risks and Uncertainties Associated with the Corporation's Business . . . -8-
          C.     Organizational  Structure . . . . . . . . . . . . . . . . . . . . . . . -14-
          D.     Property,  Plants  and  Equipment . . . . . . . . . . . . . . . . . . . -15-
                 Tunisia,  North  Africa . . . . . . . . . . . . . . . . . . . . . . . . -15-
                 Egypt,  North  Africa . . . . . . . . . . . . . . . . . . . . . . . . . -17-
                 Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -18-
                 Production . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -19-
ITEM 5    OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS . . . . . . . . . . . . . . .-20-
                 General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -20-
                 Results  of  Operations . . . . . . . . . . . . . . . . . . . . . . . . -21-
                 Statement  of  Earnings . . . . . . . . . . . . . . . . . . . . . . . . -22-
                 Liquidity  and  Capital  Resources . . . . . . . . . . . . . . . . . . .-26-
                 Corporate  Events . . . . . . . . . . . . . . . . . . . . . . . . . . . -26-
                 Outlook . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -27-
ITEM 6    DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES . . . . . . . . . . . . . . . . -27-
          A.     Directors  and  Senior  Management . . . . . . . . . . . . . . . . . . .-27-
          B.     Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-28-
                 Compensation  of  Directors . . . . . . . . . . . . . . . . . . . . . . -28-
                 Compensation  of  Executive  Officers . . . . . . . . . . . . . . . . . -28-
          C.     Board  Practices . . . . . . . . . . . . . . . . . . . . . . . . . . . .-30-
          D.     Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -31-
          E.     Share  Ownership  by  Directors  and  Executive  Officers . . . . . . . -31-
                 Options to Purchase Securities from Registrant or Subsidiaries. . . . . -31-
ITEM 7    MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS . . . . . . . . . . . . -33-
          A.     Major  Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . -33-
          B.     Related  Party  Transactions . . . . . . . . . . . . . . . . . . . . . .-33-
          C.     Interests  of  Experts  and  Counsel . . . . . . . . . . . . . . . . . .-35-
ITEM 8    FINANCIAL  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . -35-
          A.     Consolidated Statements and Other Financial Information . . . . . . . . -35-
          B.     Significant  Changes . . . . . . . . . . . . . . . . . . . . . . . . . .-36-
ITEM 9    THE  OFFERING  AND  THE  LISTING . . . . . . . . . . . . . . . . . . . . . . . -36-
          A.     Offer  and  Listing  Details . . . . . . . . . . . . . . . . . . . . .  -36-
          B.     Plan  of  Distribution . . . . . . . . . . . . . . . . . . . . . . . . .-36-


                                      -i-

          C.     Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -36-
          D.     Selling  Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . -37-
          E.     Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -37-
          F.     Expenses  of  the  Issue . . . . . . . . . . . . . . . . . . . . . . . .-37-
ITEM 10   ADDITIONAL  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .-37-
          A.     Share  Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-37-
                 Common  Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-37-
                 Preferred  Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . -37-
                 Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-38-
                 Prior  Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-38-
          B.     Memorandum  and  Articles  of  Association . . . . . . . . . . . . . . .-39-
          C.     Material  Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . -40-
          D.     Exchange  Controls . . . . . . . . . . . . . . . . . . . . . . . . . . .-41-
          E.     Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -43-
                 Certain United States Federal Income Tax Consequences . . . . . . . . . -43-
          F.     Dividends  and  Paying  Agents . . . . . . . . . . . . . . . . . . . . .-47-
          G.     Statement  by  Experts . . . . . . . . . . . . . . . . . . . . . . . . .-47-
          H.     Documents  on  Display . . . . . . . . . . . . . . . . . . . . . . . . .-47-
          I.     Subsidiary  Information . . . . . . . . . . . . . . . . . . . . . . . . -48-
ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . . . . . . . -48-
ITEM 12   DESCRIPTION  OF  SECURITIES  OTHER  THAN EQUITY SECURITIES . . . . . . . . . . -48-
                 Rights  Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-48-
ITEM 13   DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES . . . . . . . . . . . . . .-49-
ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF
                 PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -49-
ITEM 15   DEFAULTS  UPON  SENIOR  SECURITIES . . . . . . . . . . . . . . . . . . . . . . -49-
ITEM 16   CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
                 AND  USE  OF  PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . .  -49-
ITEM 17   FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-49-
ITEM 18   FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-49-
ITEM 19   EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -49-

                            GLOSSARY & ABBREVIATIONS

The  following  are  certain abbreviations and definitions of terms used herein:

"ABCA"  means  the  Business  Corporations  Act  (Alberta);

"AMALGAMATION" means the amalgamation of Eagle and Leader, effective May 20, 1997, pursuant to the provisions of the ABCA, which amalgamation resulted in the establishment of Centurion;

"BCF"  means  billions  of  cubic  feet;

"BOE"  means  barrels  of  oil  equivalent;

"BOPD"  means  barrels  of  oil  per  day;

"CENTURION"  means  Centurion  Energy  International  Inc.;

"CORPORATION" means, unless the contest indicates otherwise, Centurion and its subsidiaries;

"CPC" means Centurion Petroleum Corporation, a subsidiary of Centurion and holder of certain oil and gas assets in Egypt;

"EAGLE" means Eagle Energy Corp. and its subsidiaries, being one of the predecessor companies to Centurion and a party to the Amalgamation;

"ECUMED  GROMBALIA"  means  Ecumed  Petroleum  Grombalia,  Ltd., a subsidiary of
Centurion  and  holder  of  certain  oil  and  gas  assets  in  Tunisia;

"ECUMED TUNISIA" means Ecumed Petroleum Tunisia, Ltd., a subsidiary of Centurion and holder of certain oil and gas assets in Tunisia;

"ECUMED ZARZIS" means Ecumed Petroleum Zarzis, Ltd., a subsidiary of Centurion and holder of certain oil and gas assets in Tunisia;

"EGPC" means Egyptian General Petroleum Company, the Egyptian national oil company;

"ETAP" means Enterprise Tunisienne d'Activities Petrolieres, the Tunisian national oil company;

"LEADER" means Canadian Leader Energy Inc. and its subsidiaries, being one of the predecessor companies to Centurion and a party to the Amalgamation;

"MBOE"  means  thousands  of  barrels  of  oil  equivalent;

"MCF"  means  thousands  of  cubic  feet;

"MINISTRY" means the Ministry of Industry established by the national government of Tunisia;

"MIOC"  means  Marathon  International  Oil  Company  of  Houston,  Texas;

"MMCF"  means  millions  of  cubic  feet;

"NETBACK"  means  sales  revenue  less  royalties  and  operating  costs;

"PARTICIPATING INTEREST" means an interest in an oil and gas concession or field that includes an obligation to pay capital and operating costs and the right to receive production and production revenue;

"NGL'S"  means  Natural  Gas  Liquids;

"SEEB" means Societe d'Electricit d'El Biban, a subsidiary of Centurion, which company is anticipated to hold the Corporation's interest in the Tunisian power generation facility;

"TSE"  means  The  Toronto  Stock  Exchange;

"TUNISIAN SUBSIDIARIES" collectively means Ecumed Grombalia, Ecumed Tunisia and Ecumed Zarzis;

                  REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency  and  Exchange  Rates
------------------------------

Financial information in this registration statement is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in the Canadian dollars as certified for customs purposes. On November 15, 2000 the noon buying rate was Cdn$1.00 = U.S.$0.6456.

                                 Nine
                                Months
                                Ended          Fiscal Year Ending December 31
                              Sept. 30, ------------------------------------------
                                2000     1999     1998     1997    1996     1995
-----------------------------  ------  -------  -------  -------  -------  -------
Rate at End of Period          0.6646  $0.6888  $0.6522  $0.6991  $0.7297  $0.7331
Average Rate During Period(1)  0.6795  0.6737   0.6741   0.7223   0.7334   0.7285
High Rate                      0.6974  0.6922   0.7060   0.7424   0.7557   0.7533
Low Rate                       0.6635  0.6466   0.6327   0.6991   0.7209   0.7009

NOTE:
(1) Average Rate During Period means the average rate of exchange based upon the closing rate of exchange on the last day of each month during the year or period indicated.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this Registration Statement that for the years ended December 31, 1999, 1998 and 1997 are not historical facts may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results. Among such factors are those relating to the Corporation's ability to carry on oil and gas exploration, development and production operations within projected operating budgets, volatility in the price of oil, natural gas and NGL's, the accuracy of estimates of the Corporation's oil, gas and NGL reserves, the ability of the Corporation to successfully complete a power generation project in a timely fashion, fluctuating interest and foreign exchange rates, government regulation and agency action, foreign country risks related to government regulation and political instability. Such risks and uncertainties are more fully described in "Item 1 - Description of Business - Risks and Uncertainties Associated with the Corporation's Business". Any forward-looking statement speaks only as of the date of this Registration
Statement on Form 20-F, and, except as provided by law, the Corporation undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event.

ITEM  1     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

A.     DIRECTORS  AND  SENIOR  MANAGEMENT

The following table sets forth the names, position and length of service of each director and member of senior management of the Corporation.

FULL NAME                                      POSITION               SERVED SINCE
----------------------------------  ------------------------------  ----------------
Said Arrata                         Director, President and C.E.O.  June 1997
800, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Barry W. Swan                       Director, V.P. Finance          February 1995(1)
800, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

A.P. ("Hani") Elsharkawi            President and General Manager,  April 1998
28 Corniche El Nil Street           Egypt
Maadi, Cairo, Egypt

Keith Howells                       President and General Manager,  April 2000
9-13 Rue 8000                       Tunisia
Mont Plaisir, Tunis
Tunisia, North Africa  1002

Michael Miller                      Director                        May 1997(1)
c/o Safety Boss Limited
921 - 9th Avenue S.E.
Calgary, Alberta T2G 0S5

Leroy Wolbaum                       Director                        May 1997(2)
724 Nelson Avenue
Nelson, British Columbia

Derrick R. Armstrong                Director                        June 1998
Armstrong Perkins Hudson LLP
1600, 407 - 2nd Street S.W.
Calgary, Alberta T2P 2Y3

Peter A. Braaten                    Director                        June 1998
2M Energy Corp.
Royal Bank Plaza, South Tower
Suite 2315, 200 Bay Street, Box 72
Toronto, Ontario M5J 2J5

Sohail Khan                         Director                        August 1999
Delta Oil Company
P.O. Box 6752
Jeddah 21452, Saudi Arabia

Philip Beck                         Director                        August 1999
Delta Oil (U.K.) Limited
Charters House
Charters Road
Sunningdale, Ascot, Berkshire
England SL5 0HA


                                      -1-

FULL NAME                                      POSITION               SERVED SINCE
----------------------------------  ------------------------------  ----------------
Edward Tapuska                      Secretary                       January 1996(2)
Armstrong Perkins Hudson LLP
1600, 407 - 2nd Street S.W.
Calgary, Alberta T2P 2Y3


NOTES:
(1) Prior to the Amalgamation, the named director was a director of Canadian Leader Energy Inc.
(2) Prior to the Amalgamation, the named director/officer was a director/officer of Eagle Energy Corp.

To the knowledge of the Corporation, there are no arrangements or understandings between any director or executive officer of the Corporation and any other person pursuant to which such director or executive officer was selected and there is no family relationship between any director or executive officer of the Corporation and any other such director or executive officer.

B.     ADVISORS

This  item  is  not  applicable.

C.     AUDITORS

The current auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, 1200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3V7. PricewaterhouseCoopers LLP has been the auditor of the Corporation since January 26, 1998. Prior thereto, the Corporation's auditor was Deloitte & Touche, Chartered Accountants, 2400, 700 - 2nd Street S.W., Calgary, Alberta, T2P 2W2.

ITEM  2     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

This  item  is  not  applicable.


ITEM  3     KEY  INFORMATION

A.     SELECTED  FINANCIAL  INFORMATION

The following selected consolidated financial data for the years ended December 31, 1999, 1998 and 1997 are derived from the Audited Consolidated Financial Statements for the periods indicated and should be read in conjunction therewith. References to the six month periods ended June 30, 2000 and 1999 are derived from the Corporation's Unaudited Quarterly Reports to Shareholders and should be read in conjunction therewith. The Corporation's current activities relate to the acquisition, exploration and development of oil and gas properties in Tunisia and Egypt. Prior to August 1997, the Corporation also conducted exploration, development and production activities in Canada. On August 20, 1997, the Corporation sold all of its Canadian oil and gas assets. ALL MONETARY REFERENCES CONTAINED IN THIS ITEM 3 ARE IN CANADIAN DOLLARS.

                                        SELECTED FINANCIAL INFORMATION TABLE


                                                SIX MONTHS ENDED JUNE 30        TWELVE MONTHS ENDED DECEMBER 31
                                              ----------------------------  ----------------------------------------
                                                   2000          1999          1999          1998          1997
                                              --------------  ------------  ------------  ------------  ------------

CANADIAN GAAP(1)                                                 (THOUSANDS OF CANADIAN DOLLARS)


Revenue                                       $      11,641   $     6,865   $    19,915   $    13,456   $    15,047

Expenses                                              4,792         5,563        11,743        10,060        13,837

Income (Loss)(2)                                      3,973           192         4,487         1,497        (3,291)

Earnings (loss) per share (basic)(3)                  0.065         0.004          0.09          0.03         (0.07)

Earnings (loss) per share (fully diluted)(4)          0.062         0.004          0.08          0.03         (0.07)

Total Assets                                         91,722        86,332        90,916        83,707        73,272

Long Term Debt                                            -       9,381(5)            -       9,071(5)            -

Shareholders Equity                                  66,797        51,400        61,152        46,348        44,401

Total Common Shares  outstanding(6)            61,055,678(7)   52,998,805    61,185,178    44,226,875    44,226,875


U.S. GAAP(8)                                                    (THOUSANDS OF CANADIAN DOLLARS)

Revenue                                       $      11,641   $     6,865   $    19,915   $    13,456   $    15,047

Expenses                                              5,464         5,505        12,342        28,655        51,866

Income (Loss)(2)                                      2,576           256         2,890        (9,493)      (23,564)

Earnings (Loss) per share (basic)(3)                   0.04          0.01          0.06         (0.21)        (0.54)

Earnings (Loss) per share (diluted) (4)                0.04          0.01          0.06         (0.21)        (0.54)

Total Assets                                         95,429        90,881        94,987        88,366        86,108

Long Term Debt                                      1,643(5)      9,570(5)      3,920(5)      9,945(5)            -

Shareholders Equity                                  71,687        59,078        67,265        53,766        63,259

Total Common Shares outstanding(6)             61,055,678(7)   52,998,805    61,185,178    44,226,875    44,226,875

NOTES:
(1)  Refers  to  Canadian  Generally  Accepted  Accounting  Principles.
(2)  After  taxes.
(3) Basic earnings (loss) per share is based upon the average number of common shares outstanding during the period indicated.
(4) Fully diluted earnings (loss) per share is based on the average number of common shares outstanding plus the dilutive effect of any options or convertible securities outstanding during the period indicated.
(5) Refers to a convertible note due September 30, 2000. See Note 4 to the Corporation's audited financial statements as at December 31, 1999.
(6) End of period. Excludes stock options and any other outstanding convertible securities.
(7) Commencing on December 15, 1999, the Corporation initiated a re-purchase of its outstanding common shares pursuant to a normal-course issuer bid under the policies of the TSE. No common shares were acquired or cancelled during the year ended December 31, 1999. Between January 1, 2000 and June 30, 2000, Centurion acquired and cancelled 129,500 common shares at a cost of $75,000.
(8)  Refers  to  U.S.  Generally  Accepted  Accounting  Principles.

Neither the Corporation or its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on the Corporation's common shares will be made by the Board of Directors depending upon the financial requirements of the Corporation to finance growth, the financial condition of the Corporation and other factors which the Board of Directors of the Corporation may consider appropriate in the circumstances. The Corporation anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

B.     CAPITALIZATION  AND  INDEBTEDNESS

The following table sets forth the outstanding share capital and long term debt of the Corporation as at September 30, 2000.

                           CAPITALIZATION  TABLE

                                                             OUTSTANDING AS AT
                                                            SEPTEMBER 30, 2000
DESIGNATION OF SECURITIES       AMOUNT AUTHORIZED              (UNAUDITED)
--------------------------    --------------------        ---------------------
Long Term Debt                        -                            Nil

Common Shares                    Unlimited                   62,796,896(1)
                                                           ($60,074,000)(2)

Preferred Shares                 Unlimited                         Nil

NOTES:

(1) Does not include options granted for an aggregate of 4,084,667 common shares to directors, officers, employees and consultants outstanding at September 30, 2000. See "Item 6E - Options to Purchase Securities from Registrant or Subsidiaries".
(2)  The amounts shown are net of costs of issue.

C.     REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

This  item  is  not  applicable.

D.     RISK  FACTORS

The Corporation's business consists of the exploration and development of oil and gas in the North African countries of Tunisia and Egypt. In addition to usual risks associated with oil and gas exploration and development, the Corporation faces the additional risks of conducting business in a foreign jurisdiction. In addition to its oil and gas operations, the Corporation is also in the process of expanding its business to include an interest in a power generation facility that will generate electricity utilizing in part, the Corporation's existing Tunisian gas reserves. The Corporation has limited experience in this area and will have to develop the requisite expertise or rely upon the expertise of others within the scope of this business segment.

AN INVESTMENT IN THE CORPORATION MUST BE CONSIDERED HIGHLY SPECULATIVE DUE TO THE NATURE OF THE CORPORATION'S BUSINESS AND ITS PRESENT STAGE OF DEVELOPMENT. FOR A DETAILED DISCUSSION OF THE RISKS ASSOCIATED WITH THE CORPORATION'S
BUSINESS, SEE "INFORMATION ON THE CORPORATION B RISKS AND UNCERTAINTIES ASSOCIATED WITH THE CORPORATION'S BUSINESS".

ITEM  4     INFORMATION  ON  THE  CORPORATION

A.     HISTORY  AND  DEVELOPMENT  OF  THE  CORPORATION

Centurion is an international oil and gas exploration and development company established pursuant to the Business Corporations Act (Alberta) through an Amalgamation on May 20, 1997 of Eagle and Leader. The principal assets of the Corporation currently consist of Participating Interests in oil and gas properties located in the North African countries of Tunisia and Egypt.

Centurion has nine wholly owned subsidiaries that collectively hold all of it's Participating Interests in its producing and non-producing oil and gas properties. Centurion's subsidiaries are incorporated in the Bahamas, Barbados and Tunisia. See "B Organizational Structure". Centurion's head office and registered office are located at Suite 800, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, and Suite 1600, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3 respectively. The Corporation's telephone, fax and internet web site are (403) 263-6002, (403) 263-5998 and www.centurionenergy.com respectively. The Corporation also has operations offices in Tunis, Tunisia and Cairo, Egypt.

Since completing the Amalgamation, Centurion's common shares have traded on The Toronto Stock Exchange under the trading symbol "CUX". Prior thereto, the common shares of Eagle traded on The Alberta Stock Exchange and the common shares of Leader traded on the TSE.

B.     BUSINESS  OVERVIEW

General
-------

The Corporation's business relates to the conventional oil and gas industry segment. The Corporation's current operations include exploration, development and production of oil and gas from properties located in Tunisia and Egypt. During the most recently completed financial year, the Corporation has also begun to expand its business that is expected to result in the Corporation developing a 50% interest in a power generation facility that will generate electricity utilizing in part, the Corporation's existing Tunisian natural gas reserves.

Centurion was established pursuant to the Amalgamation on May 20, 1997 of Leader and Eagle, each of which had, until that time, conducted independent business operations. Since June 1993, Leader's principal business activity had been the acquisition, development and production of Canadian oil and gas properties, the majority of which were located in Alberta and Saskatchewan, Canada. Prior to December 1995, Eagle's principal business activity was the manufacturing, licencing and distribution of a specialized oil well drilling system designed for use in overburden drilling applications. Eagle's drilling system technology was sold in late 1995 in conjunction with a change of management and the board of directors. Thereafter the business focus of Eagle shifted to the acquisition and development of oil and gas properties located in Tunisia.

Acquisition,  Exploration  and  Development  of  Tunisian Oil and Gas Properties
--------------------------------------------------------------------------------

In early 1996, Eagle negotiated a series of agreements with MIOC to acquire all of MIOC's common stock in two companies that held oil and gas production and exploration properties and associated production facilities in Tunisia. At the time of the acquisition, Leader agreed to acquire a minority interest in the MIOC companies in return for funding a portion of the acquisition cost and future exploration and development obligations on the properties held by the acquired companies. In April 1996, Eagle and Leader closed their acquisition of all of the issued and outstanding shares of Ecumed Tunisia and Ecumed Zarzis from MIOC. In May 1996 Eagle acquired all of the shares of Ecumed Grombalia from MIOC.

At the time of the acquisitions, Ecumed Tunisia, Ecumed Zarzis and Ecumed Grombalia (collectively the "Tunisian Subsidiaries") held Participating Interests in three oil and gas concessions, one producing field and one oil and gas exploration permit all of which are located in Tunisia. In September 1998, Ecumed Grombalia acquired a Participating Interest in a second Tunisian oil and gas exploration permit. In addition to their Participating Interests, the Tunisian Subsidiaries also owned and continue to own on-shore production facilities consisting of primary oil processing equipment, storage tanks and on-shore oil lifting equipment and facilities, all of which are situate in the port of Zarzis, Tunis. In early 1998, the Corporation completed an 18 kilometre pipeline connecting its El Biban #3 well to its on-shore production facilities. See "Item 2 B Properties".

Since acquiring the Tunisian Subsidiaries in April and May 1996, the Corporation has drilled four wells on its Tunisian properties. As at September 30, 2000, the Corporation's total net Tunisian oil production was approximately 2,900 bopd. The Corporation anticipates that it will participate in the drilling of one additional production well in Tunisia prior to year-end 2000. See "Item 2 B Properties".

Acquisition  and  Exploration  of  Egyptian  Oil  and  Gas  Properties
----------------------------------------------------------------------

In January 1997, the Corporation acquired all of the shares of CPC which, at the time of acquisition, held a 40% Participating Interest in the 630,000 acre El Manzala Exploration Concession located in the Nile Delta region of Egypt. At the time of the acquisition, the El Manzala Concession had no proved or producing reserves but had a number of significant exploration prospects. In 1999, the Corporation acquired the remaining 60% Participating Interest in the El Manzala Concession.

In March, 1998, the Corporation participated in the successful re-completion of the El Wastani # 1 well and in June 1998, the successful drilling of the Abu Monkar # 1 well. Each well tested significant quantities of natural gas. Since completing these wells, the Corporation has formulated an exploration and development program for the El Manzala Concession which includes the construction of a gas pipeline to transport natural gas produced from these wells to the local Egyptian market by June 2001. The construction of the pipeline is subject to receipt of government approval and the successful drilling of the El Wastani #2 well which is currently underway. See "Plants, Property and Equipment B Egypt, North Africa".

Negotiation  for  a  Tunisian  Power  Generation  Facility
----------------------------------------------------------

In September 1999, the Corporation entered into a joint development agreement with a major international manufacturer of natural gas engines and industrial gas turbines for the development, construction, operation and ownership of a power generation facility to be located adjacent to the Corporation's existing El Biban Field production facilities. The power generation facility will utilize natural gas produced from the Corporation's and its field partners' oil production operations on the El Biban and Ezzaouia Fields. The project will be owned equally by the Corporation and its industry partner. The Corporation and its industry partner are currently completing the design specifications for the facility and are seeking applicable Tunisian government, regulatory and third party approvals for the facility including approvals for the future sale of electricity and the utilization of natural gas as the facility's fuel source. The Corporation and its industry partner are also negotiating project financing for the construction of the facility, a power purchase agreement for the sale of electricity and gas purchase contracts with the other Participating Interest holders of the El Biban and Ezzaouia Fields. Subject to timely receipt of financing approvals and government consents, the project is anticipated to be on stream by mid-2002.

Disposition  of  Canadian  Oil  and  Gas  Assets  in  1997
----------------------------------------------------------

On August 20, 1997, the Corporation sold all of its Canadian oil and gas assets to an arms-length third party and has since focused all of its resources on the exploration, development and production of its oil and gas properties in Tunisia and Egypt. The proceeds of the sale of the Canadian assets, amounting to $16,522,000, were used by the Corporation to retire outstanding debt incurred by the Corporation in the exploration and development of its Canadian properties, and for general corporate purposes.

PETROLEUM  INDUSTRY  IN  TUNISIA  AND  EGYPT

Tunisia
-------

Tunisia is located on the northern coast of continental Africa on the southern shore of the Mediterranean Sea between Algeria to the west and Libya to the southeast. Oil has been produced from Tunisia since 1964. Published reports state that as of December 1998 (being the most recent date for which such reports have been made available to the Corporation), the country produces approximately 82,000 barrels of oil per day and approximately 180 million cubic feet of gas per day on a reserve base of approximately 308 million barrels of crude oil and three trillion cubic feet of natural gas. The country also has an infrastructure network of oil and gas pipelines that link the country's producing fields with export terminals and urban centres.

The Tunisian petroleum industry is regulated by the Ministry on behalf of the national Tunisian government. Oil and gas exploration activities may be carried out in Tunisia in one of three ways: (1) under a Prospecting Authorization that allows initial geological work; (2) under a Prospecting Permit that allows both geological and geophysical work; and (3) under an Exploration Permit that allows data acquisition and drilling work. Exploration Permits are granted by a Convention and a Memorandum of Obligations, both of which are approved by the Ministry. In the event a petroleum discovery is made on an Exploration Permit, a Plan of Development is required to be filed with the Ministry within six years of the discovery date in the case of an oil discovery and within eight years of the discovery date in the case of a gas discovery. During the period prior to the filing of the Plan of Development, hydrocarbon production is allowed with Ministry approval under the terms of a long-term production test. Provided the Plan of Development is approved, a petroleum Concession Licence is granted by the Ministry allowing for exclusive development and production of petroleum by the concession holder over the field area identified in the Plan of Development. Petroleum Concession Licences typically have a 30 year term from the initial date of the petroleum discovery.

A petroleum royalty ranging from 2% to 15% is payable in respect of oil and natural gas produced in Tunisia and is based on a ratio of cumulative total net production revenue of the concession to cumulative total expenses of the concession. The maximum royalty is reached when cumulative revenue is 2.5 times cumulative total expenses.

The government of Tunisia, through the Tunisian national oil company, ETAP, has the right to back-in for up to a 50% interest on all petroleum discoveries made in the country by paying cash for its share of completion and tie-in costs at the time of its election and by paying for its portion of previously incurred drilling and exploration costs from its share of future production revenues. In circumstances where ETAP participates, it is responsible for its portion of ongoing development and operating costs under the terms of a Contract of Association that is signed with the interest holder at the time ETAP confirms its participation in the discovery.

Producers of oil are entitled to negotiate sales contracts directly with foreign oil purchasers subject to the requirement that up to 20% of output (percentage dependent upon quantities produced) may be subject to a domestic market requirement (the "Domestic Market Requirement") at a price equal to 90% of the average price received by the producer for export sales. Producers of natural gas are free to export natural gas after meeting the needs of the Tunisian domestic market. The current price paid for Domestic Market Requirement natural gas is 85% of the international FOB export price of Mediterranean ports for fuel oil with high sulphur content and of fuel quality on a boe basis of 6.29 MCF = 1 bbl.

Egypt
-----

Oil has been produced in Egypt since the mid-1960's. Based on published reports, Egypt's reserves are estimated to be approximately 3.5 billion barrels of oil and 32 trillion cubic feet of gas. The country has an infrastructure of transportation and production facilities.

The national government regulates and controls the Egyptian oil industry through the Egyptian national oil company, EGPC, which is active in the upstream, downstream and petrochemical sectors. EGPC has full responsibility for all sectors of the Egyptian petroleum industry and holds the sole right to import and export crude oil and other petroleum products.

The grant of petroleum concessions is administered by EGPC. EGPC invites oil companies to bid on open exploration blocks each year under a production sharing system of agreements. Companies are invited to evaluate the potential of the blocks up for bid by purchasing data packages on the blocks. The successful bid for a particular concession block is awarded by EGPC based on the exploration work program, financial commitment, cost recovery, profit split, signature bonus and production bonuses submitted by respective bidders. There are no royalties or taxes on production rather, all interests of the government are included in the production sharing arrangement made between EGPC and the oil company. The oil company finances 100% of all exploration and development costs on a concession. In the event of an exploitable discovery being made on a concession, a joint company is formed between EGPC and the oil company to carry out production operations. Of the revenue stream generated from the sale of production, 30% is allocated to cost recovery, all of which is allocated to the oil company. The balance is Profit Oil which is allocated between the oil company and EGPC based upon the production sharing regime which is typically 75% to EGPC and 25% to the oil company. Operating expenses are fully recovered out of cost recovery with the balance attributable to recovery of exploration costs and development expenses, limited to 20% cost recovery on such items per year. Where costs and recoveries are less than 30% of revenues, any balance is allocated to Profit Oil. Where costs and recovery are greater than 30% in a given year, such costs and recoveries are carried forward for recovery in succeeding years.

RISKS  AND  UNCERTAINTIES  ASSOCIATED  WITH  THE  CORPORATION'S  BUSINESS

The Corporation's business consists of the exploration and development of oil and gas in the North African countries of Tunisia and Egypt. There are a number of inherent risks associated with oil and gas operations and development, particularly where such operations are conducted in foreign countries. Many of these risks are beyond the control of management. Consequently, an investment in the Corporation must be considered highly speculative due to the nature of the Corporation's business and its present stage of development. The following outlines some of the principal risks associated with the Corporation's business and their potential impact to the Corporation.

Oil  and  Gas  Exploration,  Development  and  Production
---------------------------------------------------------

The Corporation is primarily involved in oil and gas exploration, development and production activities in Tunisia and Egypt. See " - Foreign Operations". Oil and gas exploration and development involves a high degree of risk and there is no assurance that expenditures made on future exploration or development activities by the Corporation will result in new discoveries of oil, condensate or natural gas that are commercially viable or economically producible. It is difficult to project the costs of implementing any exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as overpressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. A number of the Corporation's properties are located offshore. Exploration, production and development of offshore oil, condensate and natural gas properties also involves an increased degree of risk and expense relative to on-shore exploration, production and development due primarily to greater technical obstacles.

The Corporation's future operations are subject to the general risks of exploration, development and operation of oil, condensate and natural gas properties and the drilling of wells thereon, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, craterings, sour gas releases, fires and spills. Reduced revenues or losses resulting from the occurrence of any of these risks could have a materially adverse effect on the Corporation and its future results of operations. The Corporation may become subject to liability for pollution, blow-outs or other hazards. The Corporation has insurance with respect to these hazards, however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. The payment of such liabilities could reduce the funds available to the Corporation or could in an extreme case, result in a total loss of its properties and assets.

The Corporation may become responsible for decommissioning of its current facilities and the costs associated therewith. There are no immediate plans to establish a decommissioning reserve account in respect of any of its current properties or facilities, rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. Should decommissioning be required prior to economic depletion of the Corporation's current properties or should the estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, the Corporation may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such costs could have a materially adverse effect on the Corporation's financial position and future results of operations.

There is no assurance that oil, condensate or natural gas will be capable of production in sufficient quantities to make existing fields or future discoveries commercially viable or economic for the Corporation or that the existing fields will be able to maintain their economic viability as projected. The long-term viability of the Corporation depends on its ability to find or acquire, develop and commercially produce additional oil, condensate and gas reserves. In the case of natural gas, to be economic, the Corporation will either have to find or establish a commercial market for its gas.

Title
-----

The Corporation has not requested nor has it obtained formal title opinions with respect to its oil and gas properties. As a result, the actual interest of the Corporation in certain properties may vary from the Corporation's records. The Corporation holds its interest in its properties in accordance with what it understands to be the standard and usual method of property ownership applicable to oil and gas properties in Egypt and Tunisia.

Uncertainty  of  Reserve  Estimates
-----------------------------------

There are numerous uncertainties inherent in estimating quantities of reserves and the present value of net cash flows attributable to such reserves. Such estimates represent subjective judgments based on available data and the quality of such data. Different reserve engineers may make different estimates of reserve quantities and the present value of net cash flows attributable to the production of such quantities. Substantial revisions to the reserve quantities and present value estimates may be necessary due to numerous factors, including the results of drilling, testing and production and changes in the assumptions regarding declines and production rates, taxes, royalties, prices and costs made after the date of a reserve estimate. The reserve estimates included and incorporated by reference in this Registration Statement could be materially different from the quantities and values ultimately realized by the Corporation.

Prices,  Markets  and  Markets  of  Crude  Oil  and  Condensate
---------------------------------------------------------------

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors all of which are beyond the control of the Corporation. World prices for oil, natural gas and condensate have fluctuated widely in recent years. Future price fluctuations in world prices are expected and will have a significant impact upon the projected revenue of the Corporation, the projected return from its existing and future reserves and the general financial viability of the Corporation.

The Corporation's oil and gas prices are affected by factors such as supply and demand, oil quality and transportation adjustments. For the balance of 2000 and during 2001, the Corporation expects to have oil sales only from its Tunisian operations. The Corporation expects to market its oil production in a manner consistent with past practices. In the case of natural gas, there is not an immediate market for much of the Corporation's natural gas reserves or associated gas production. Future sales of natural gas will be dependent upon the creation or establishment of gas markets and the construction and financing of facilities and infrastructure to service such markets. There is no assurance the Corporation will be able to create or establish a market for its natural gas or that if a market is established, that the price for such gas will be commercially economic.

The Corporation is paid a Brent-based price for its oil, usually $1.00 to U.S.$1.50 per barrel less than the spot price for West Texas Intermediate
("WTI") crude oil. Brent prices averaged U.S.$16.96 per barrel in 1999 and closed the year at U.S.$25.60 per barrel. During 2000, Brent prices reached prices as high as U.S.$35 per barrel. After the March 2000 annual OPEC meetings, Brent prices have ranged between U.S.$30 and U.S.$35 per barrel. There is no assurance that the price paid for the Corporation's oil will remain at current levels. Based on 2000 cash flow to date, each increase or decrease of U.S.$1.00 per barrel in the WTI price has a $0.02 per share effect, fully diluted, on the Corporation's revenues. A decrease in the price obtained for its oil will have a material adverse affect on the financial condition of the Corporation and its future results of operations.

Competition
-----------

The oil and gas industry is intensely competitive and the Corporation will compete with a substantial number of other oil and gas exploration and production companies, many of whom have greater financial and technical resources. Many such companies not only explore for and produce oil, condensate and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the petroleum industry and other industries supplying energy and fuel to industrial, commercial and individual customers. There is no assurance that the Corporation will be able to successfully compete against its competitors.

Environmental  Regulation
-------------------------

The Corporation's current and future operations are and will be subject to environmental regulations promulgated by the Tunisian and Egyptian national governments. Should the Corporation initiate operations in other countries, such operations will be subject to environmental legislation in such jurisdictions. Current environmental legislation in Tunisia and Egypt provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil, condensate and natural gas operations. In addition, certain types of operations may require the submission and approval of environmental impact assessments. The Corporation's existing operations are subject to such environmental policies and legislation. Environmental legislation and policy is periodically amended. Such amendments may result in stricter standards and enforcement and in more stringent fines and penalties for non-compliance. Environmental assessments of existing and proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The costs of compliance associated with changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of material fines and penalties. In an extreme case, such regulations may result in temporary or permanent suspension of production operations. There can be no assurance that these environmental costs or effects will not have a materially adverse effect on the Corporation's future financial condition or results of operations.

The Corporation is currently flaring natural gas associated with its Tunisian oil production. The Tunisian Ministry has established certain restrictions on the quantities of natural gas that may be flared in connection with oil production. These restrictions currently limit and are expected to continue to limit on an ongoing basis the Corporation's level of crude oil production.
There is increasing pressure on a world-wide basis to substantially reduce and restrict the flaring of natural gas. Should greater flaring restrictions be imposed, the Corporation may have to reduce production levels or establish alternate means of handling natural gas associated with oil production, either of which could have a materially adverse effect on the Corporation's future financial condition and results of operations. The Corporation is currently evaluating a number of alternatives to flaring of natural gas associated with its oil production including the establishment of a power generation facility that will use associated natural gas as a prime fuel. There is no assurance that a power generation facility will be completed or if completed that it will be economically viable for the remaining life of the Corporation's oil and gas reserves. If the power generation facility is not completed or is not commercially viable such that the Corporation is required to resume flaring of natural gas to produce oil, there is no assurance the Tunisian authorities will permit or allow such flaring. If flaring is not permitted or permitted at less than existing levels, the Corporation may have to materially reduce or suspend oil production operations which would be materially adverse to the Corporation and its future results from operations.

Tunisian  Tax  Obligations  -  Reinvestment  Reserve
----------------------------------------------------

Under the provisions of applicable Tunisian tax legislation, oil and gas producers are entitled to establish a reinvestment reserve (the "Reinvestment Reserve") for the exclusive purpose of financing companies with an agricultural or industrial business other than oil and gas exploration. The amount allocated to the Reinvestment Reserve may be deducted from a company's taxable profit for the fiscal year in question to the limit of 20% of such profit. The Reinvestment Reserve claimed in a particular fiscal year which has not been reinvested in whole or in part within five years of the date it is established must be reincorporated into the taxable earnings of the company in the fifth fiscal year following its establishment. The corresponding tax bears interest dating back to the date the tax would have been payable but for the establishment of the Reinvestment Reserve.

The Corporation's Tunisian subsidiaries have established a Reinvestment Reserve of $5.8 million as at June 30, 2000. Should these companies be unable to expend monies on qualifying businesses, companies or projects, such subsidiaries will become liable for payment of deferred taxes in this amount along with related interest thereon. Should the Corporation become liable for such payments, it would have a materially adverse effect on the Corporation's future financial condition and results of operations.

The prospective investment by the Corporation into the Tunisian power generation facility is a qualifying expenditure for the purposes of the Reinvestment
Reserve. The Corporation is required to fund the project company prior to December 31, 2001 in order to satisfy its tax obligations. The funding of the project company is subject to, among other things, receipt of applicable government approvals and the securing of gas supply contracts a power purchase agreement and project financing. Although the Corporation is working towards establishing a power generation facility at the earliest possible date, there is currently no assurance that the power generation facility will proceed, or if it does proceed, that it will do so in a time or manner prescribed by Tunisian tax legislation.

Foreign  Currency  Exchange  Rates
----------------------------------

The Corporation sells its oil production pursuant to marketing agreements that are denominated in U.S. dollars. Many of the operational and other expenses incurred by the Corporation are paid in U.S. dollars or in local currency of the country where operations are performed. The assets and liabilities of the Corporation (including reserve information) are recorded in Canadian dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar and each of these currencies against local currencies in jurisdictions where properties of the Corporation are located could result in unanticipated fluctuations in the Corporation's financial results which are recorded in Canadian dollars.

Foreign  Operations
-------------------

All of the Corporation's oil and gas operations and related assets are located outside of Canada and the United States. These operations are subject to the risks associated with foreign investment including tax increases, royalty increases, renegotiation of contracts, currency exchange fluctuations and political uncertainty. In addition, the Corporation's activities in Tunisia and Egypt may be adversely affected in varying degrees by political or economic instability. These risks include, but are not limited to, terrorism, military repression, arbitrary interference with private contract rights, extreme fluctuations in currency exchange rates, high rates of inflation, exchange controls, taxation and other laws or policies affecting foreign trade, investment or taxation. Any changes in oil and gas or investment regulations and policies or a shift in political attitudes in Tunisia or Egypt are beyond the control of the Corporation and may adversely affect its business and future financial results. Operations may be impacted in various degrees by such factors as government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, land use, water use, land claims of local people and workplace safety. The impact of these factors on the Corporation's future results of operations cannot be accurately predicted.

Tunisia

Tunisia is located on the northern coast of continental Africa on the southern shore of the Mediterranean Sea between Algeria to the west and Libya to the southeast. The country covers an area of approximately 162,000 square kilometres (63,000 square miles) and, based on a July 1999 census estimate, had a total population of approximately 9.5 million people.

Tunisia is a constitutional republic that declared independence from France in 1956. The Tunisian legislature is comprised of a 182 member Chamber of Deputies who are elected for a five-year term, 34 seats of which are held by members of officially recognized opposition political parties. Elections held on October 24, 1999 were won by the Democratic Constitutional Rally. This was the third electoral success for General Zine El Abidine Ben Ali, the President and Head of State. President Ben Ali took office in November 1987 and has since won presidential elections in April 1989 and March 1994. The constitution provides that the President can hold office for a maximum of three five-year terms.

Tunisia has experienced relative prosperity and stability under the leadership of President Ben Ali. Notwithstanding this relative stability, Tunisia has been periodically affected by extremist Islamic militant activity. Tunisian authorities have implemented anti-terrorism policies and security precautions. By law, parties organized on the basis of religion, region, race or language are forbidden. Despite this, there are groups in Tunisia dedicated to turning the country into an Islamic republic. The Tunisian government has taken steps to prevent the Islamic militant struggle in neighbouring Algeria from affecting in Tunisia by increasing its military presence along the Tunisia/Algeria border, imposing visa restrictions and imposing strict controls on local militants. Should the military-backed regime in Algeria fall, the establishment of an Islamic republic in Algeria is likely to have an impact on regional politics and could lead to increased Islamic extremist activities in Tunisia. The country also borders Libya. Libya has experienced periods of civil unrest and has been the subject of international sanctions. Future political unrest in Libya is likely to affect Tunisia and may also affect Tunisia's political stability.

Egypt

Egypt covers an area of approximately 1,000,000 square kilometres (386,000 square miles) in northeastern Africa, with its northern coastline along the Mediterranean Sea, its eastern coastline along the Red Sea and touching the State of Israel in the Sinai. Egypt has an estimated 2000 population of approximately 68.4 million people.

Egypt is an independent constitutional republic. Although the country is nominally a multi-party democracy with a 454 member People's Assembly, the true power of government rests with the President who serves for six year terms and exercises wide-ranging powers. In 1999, President Hosni Mubarak was endorsed in a national referendum, in which he ran unopposed, to serve a third six-year term as President of the People's Assembly. The People's Assembly approves the country's budget, levies taxes, approves government programs and can censure cabinet ministers. There is also a 210 member Shura (Advisory) Council which has an advisory role on public policy but little legislative power. The Republic is divided into 26 provinces. The President appoints the governors of the 26 provinces.

The Egyptian political system has undergone significant liberalization since the 1960's. Citizens enjoy a substantial degree of freedom of expression and the judiciary regularly demonstrates its independence from the executive branch of government. Further progress on political reform has taken a back seat to meeting the challenge posed by terrorist groups. Since 1992, extremist groups seeking to overthrow the Egyptian government have staged attacks on Egyptian government officials, security forces, foreign tourists and Egyptian Coptic Christians. The Copts constitute an estimated 20% of Egypt's population.

Dividends
---------

Centurion has not paid any dividends on its common shares since incorporation. The future payment of dividends on Centurion's common shares will be dependent upon the financial requirements of the Corporation to finance future growth, the financial condition of the Corporation and other factors which the board of directors of the Corporation may consider appropriate in the circumstances. Centurion anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

Conflicts  of  Interest
-----------------------

Certain directors of the Corporation are associated with other natural resource companies which may give rise to conflicts of interest. Pursuant to the requirements of the ABCA, directors who have a material interest in any party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation.

Five of the seven directors of the Corporation have either other full time employment or other business or time restrictions placed on them and accordingly, these directors and officers of the Corporation will only be able to devote part of their time to the affairs of the Corporation.

Key  Operating  Personnel
-------------------------

The Corporation is dependent on certain key personnel. The Corporation currently does not have key man insurance in place to mitigate any effect of the loss of any or all such personnel. The loss of one or all of such personnel could have a materially adverse effect on the operations of the Corporation.

Requirement  of  Additional  Capital
------------------------------------

Significant additional financing will have to be raised to continue the exploration and development of the Corporation's oil and gas properties. There is no assurance that such additional financing will be available.

C.     ORGANIZATIONAL  STRUCTURE

Centurion has nine wholly owed subsidiaries that collectively hold all of the Corporation's interests in its producing and non-producing oil and gas properties. The Corporation's subsidiaries are incorporated in the Bahamas, Barbados and Tunisia. Centurion has three wholly and directly owned subsidiaries being Duraham Petroleum Limited ("Duraham") (Barbados), Eagle Holdings (Barbados) Limited ("Eagle Holdings") (Barbados) and Ecumed Petroleum Corporation (Barbados). Eagle Holdings and Duraham collectively have five wholly and directly owned subsidiaries being Ecumed Petroleum Tunisia, Ltd. (Barbados), Ecumed Petroleum Zarzis, Ltd. ("Ecumed Zarzis") (Barbados), Ecumed Petroleum Grombalia, Ltd. ("Ecumed Grombalia") (Barbados), Centurion Petroleum Corporation (Barbados) and Espanada Resource Corporation (Bahamas). Ecumed Zarzis and Ecumed Grombalia collectively own all the shares of Societe d'Electricit d'El Biban (Tunisia).

Centurion's corporate structure, including details of the jurisdiction of incorporation and the percentage of voting securities of each subsidiary beneficially held by Centurion is set forth in the following table.

                                [GRAPHIC OMITTED
                       CENTURION ENERGY INTERNATIONAL INC.
                              CORPORATE STRUCTURE]

D.     PROPERTY,  PLANTS  AND  EQUIPMENT

TUNISIA,  NORTH  AFRICA

El  Biban  Concession
---------------------

On January 1, 1984, the Ministry granted the Corporation and several other companies an oil and gas concession (the "El Biban Concession") authorizing the exploitation, development and production of the El Biban oil field (the "El Biban Field") for a term of 30 years. The El Biban Concession covers an area of approximately 56,316 acres in shallow water, 18 kilometres offshore the east coast of Tunisia in the Gulf of Gabes.

The Corporation holds a 73.773% participating interest in the El Biban Concession. In September 1996, the Corporation re-entered and drilled an 800 metre horizontal section in the offshore El Biban #3 well which had been previously drilled as a vertical well in 1981. The well tested 5,500 barrels of oil per day with associated gas. Construction of an 18 kilometre pipeline connecting the well to the Corporation's existing onshore production facilities was completed in February 1998. Production from the El Biban #3 well commenced in March 1998. The well is currently producing at approximately 1,250 bopd and
3.5 mmcf per day of gas. Although produced gas is currently being flared, the Corporation intends to utilize this gas as part of the fuel source for the Tunisian power generation facility. This facility will allow the Corporation to market electrical energy to the Tunisian national power grid. See "Business Overview B Negotiations for a Tunisian Power Generation Facility".

Robbana  Field
--------------

In June 1974, the Corporation acquired an 80% Participating Interest in the 11,856 acre Robbana Concession application area. The Robbana Concession application area includes the 1,680 acre Robbana oil field (the "Robbana Field") discovered in April 1988.

In 1993, the Corporation made formal application to the Ministry for a petroleum concession licence covering the producing Robbana Field. Oil produced from the Robbana Field is currently sold pursuant to an authorization from the Ministry to conduct an extended long-term production test. The Corporation is the operator of the Robbana Field and is currently producing approximately 80 bopd from one production well.

Ezzaouia  Concession
--------------------

On January 1, 1990, the Ministry granted the Corporation and several other companies an oil and gas concession (the "Ezzaouia Concession") authorizing the exploitation, development and production of the on-shore Ezzaouia Field for a term of 30 years. The Corporation holds a 31.4% participating interest in the Ezzaouia Concession which comprises an area of approximately 9,880 acres. During 1998, the Corporation drilled and completed two production wells on the Ezzaouia oil field (the "Ezzaouia Field"). The Ezzaouia Field is currently producing at approximately 2,300 bopd from nine wells of which approximately 720 bopd and 1.5 mmcf per day of gas are attributable to the Corporation. The produced gas is presently being flared, the Corporation intends to combine gas produced from the Ezzaouia Field with that of the El Biban Field to provide fuel for the Tunisian power generation facility.

Grombalia  Exploration  Permit
------------------------------

On  June  18,  1991,  the  Ministry  granted the Corporation a 75% Participating
Interest in any new exploration performed in the 518,000 acre Grombalia Exploration Permit (the "Grombalia Permit"). The Al Manzah #1 exploratory well was successfully drilled by the Corporation on the Grombalia Permit in November 1998 and initially tested between 1,300 and 3,000 bopd. A long term production test of the well was carried out from March to October 1999. The well was shut-in between October 1999 and July 2000 pending receipt of government approval for long term production. The well resumed production during July 2000 but was shut-in in October 2000 due to high gas production. It is currently anticipated that the Al Manzah #1 well may be used for gas re-injection as a secondary recovery scheme. In October 2000, the Corporation completed drilling of the Al Manzah #2 appraisal well. Initial production rates were established at 4,000 bopd. Oil produced from the Al Manzah #2 well is currently being sold and transported by truck to a local Tunisian refinery. ETAP has not formally exercised its statutory right to back-in for 50% of the Corporation's interest in the Al Manzah Field. If ETAP elects to exercise its right, the Corporation's net interest in the Al Manzah oil field (the "Al Manzah Field") will be reduced to 37.5%.

Belli  Concession
-----------------

On September 8, 1992, the Ministry granted the Corporation an oil and gas concession (the "Belli Concession") authorizing the exploration, development and production of the Belli oil field (the "Belli Field") contained therein for a term of 30 years. The Belli Concession comprises an area of approximately 10,800 acres contained within the larger Grombalia Permit. The Corporation holds a 37.5% Participating Interest in the Belli Concession.

In April 1996, the Corporation re-entered and drilled a 340 metre horizontal section of the on-shore Belli #6 well which had been previously drilled as a vertical well in May 1993. The horizontal well encountered a large number of fractures but recovered only formation water with small amounts of oil and was subsequently abandoned. The Corporation completed an evaluation of seismic data on the Belli Field in late 1998 and drilled another re-entry well in the Belli Field in 1999 approximately seven kilometres from the Al Manzah discovery. This re-entry well did not encounter commercially recoverable amounts of hydrocarbons and was subsequently abandoned.

Mellita  Exploration  Permit
----------------------------

In September 1998, the Ministry granted the Corporation a 100% Participating Interest in the 865,000 acre offshore Mellita Exploration Permit (the "Mellita Permit") located off the east coast of Tunisia in the Gulf of Gabes. The initial term of the Mellita Permit runs until September 2002 and is subject to renewal thereafter for a period of seven years provided the Corporation completes certain seismic and exploration drilling obligations. The Corporation currently plans to re-process approximately 1,000 kilometres of 2D seismic data and acquire approximately 400 kilometres of new 2D seismic data prior to the scheduled expiry date of the permit. Following an evaluation of the seismic data, the Corporation plans to drill one exploration well within the permit area. These activities, if performed, will fully satisfy the Ministry's permit renewal requirements.

EGYPT,  NORTH  AFRICA

El  Manzala  Concession
-----------------------

In November 1996, CPC acquired the right to earn a 40% Participating Interest in the 630,000 acre El Manzala Concession located in the Nile Delta region of the Arab Republic of Egypt. To earn its 40% Participating Interest, CPC was required to fund the costs of a U.S.$4.2 million exploration program. The exploration program consisted of shooting 220 kilometres of new seismic, reprocessing 400 kilometres of existing seismic and drilling at least one exploration well. On January 30, 1997, the Corporation acquired all of the common shares of CPC. Subsequent to the acquisition, the Corporation satisfied all of the obligations required to earn its interest in the El Manzala Concession and made application for recognition of its Participating Interest to EGPC. In 1999, the Corporation acquired the remaining 60% Participating Interest in the El Manzala Concession. In July 2000, the Corporation received formal recognition by EGPC of its 100% Participating Interest in the El Manzala Concession.

In June 1998, the Corporation participated in the successful drilling of the Abu Monkar # 1 exploration well which tested at a rate of 21.6 mmcf per day of natural gas. The Abu Monkar #1 well lies within the 630,000 acre El Manzala Concession and is located approximately 160 kilometres north of Cairo, Egypt.

The Abu Monkar discovery follows the Corporation's successful re-completion of the El Wastani # 1 well in March 1998 which tested 12 million cubic feet of gas per day. In November 2000, the Corporation commenced re-completion of the suspended El Wastini #2 well. The re-completion is expected to be completed and tested prior to year-end 2000. Assuming the El Wastani #2 well confirms commercial viability, the Corporation anticipates constructing a 25 kilometre pipeline to connect the El Wastani Field to an existing gas processing facility.

RESERVES

All of the Corporation's proved and probable reserves are located in Tunisia and Egypt. As at December 31, 1999, the Corporation's consolidated net proved crude oil and natural gas reserves were approximately 6.18 million barrels of oil,
51.62 billion cubic feet of natural gas and 1.12 million barrels of natural gas liquids.

The following table is a summary of the Corporation's estimated working interest share of total proved producing and proved non-producing oil and natural gas reserves by geographical location at the end of each of the last three fiscal years.

                        GROSS PROVED            GROSS PROVED NON-
LOCATION           PRODUCING RESERVES(1)(2)  PRODUCING RESERVES(2)(3)  TOTAL GROSS PROVED RESERVES(2)
----------------  -------------------------  -------------------------  ----------------------------
                  1999(4)  1998(5)  1997(6)  1999(4)  1998(5)  1999(6)   1999(4)    1998(5)  1997(6)
                  -------  -------  -------  -------  -------  -------  ----------  -------  -------
Tunisia
  Oil (mmstb)(7)    3.85     5.76     3.05     2.36     0.21     0.60        6.21     5.97     3.65
  Gas (bcf)(8)         -        -        -    12.97    14.15    15.93       12.97    14.15    15.93
  NGL (mmbbl)(9)       -        -        -     0.69     0.83     1.87        0.69     0.83     1.87

Egypt
  Oil (mmstb)(7)       -        -        -        -        -        -       40.75        -        -
  Gas (bcf)(8)         -        -        -    40.75    15.74        -        0.51    15.74        -
  NGL (mmbbl)(9)       -        -        -     0.51     0.20        -                 0.20        -

Total
  Oil (mmstb)(7)    3.85     5.76     3.05     2.36     0.21     0.60        6.21     5.97     3.65
  Gas (bcf)(8)         -        -        -    53.71    29.88    15.93       53.71    29.88    15.93
  NGL (mmbbl)(9)       -        -        -     1.20     1.03     1.87        1.20     1.03     1.87

     NOTES:
     (1) Proved Producing Reserves are those reserves which are estimated to be recoverable under existing depletion mechanisms and under current economic and operating conditions and which have been established by existing production.
     (2) All reserve references reflect the Corporation's working interest share of gross reserves. Gross reserves consist of those reserves owned by the Corporation before deduction of all royalties, production taxes or their equivalent.
     (3) Proved Non-Producing Reserves are those reserves which are estimated to be recoverable under the most likely depletion mechanism and under current economic and operating conditions and which have been established by adequate tests and other information on zones behind pipe in existing wells or by geological and/or geophysical control on undeveloped tracts situated between producing tracts but which are not currently producing due to lack of facilities and/or markets.
     (4) Reserve estimates have been derived from a reserve report dated May 31, 2000 (effective December 31, 1999) (the "Adams Pearson Report 2000") prepared by Adams Pearson Associates Inc., a Calgary, Alberta independent petroleum consulting firm. Reserves have been based on constant price and cost assumptions utilizing an average Brent Crude Oil Price of U.S.$25.60 per barrel less a quality adjustment of U.S.$1.60 per barrel in the case of the Corporation's Egyptian properties. It also reflects a quality adjustment in favour of the Corporation of U.S.$0.50 per barrel on oil production on the Al Manzah field and a quality adjustment reduction of U.S.$0.90 per barrel for the Ezzaouia field. For the Tunisian properties a gas price of U.S.$0.78 per mcf or Cdn$1.20 per mcf has been utilized and held constant throughout assuming a wellhead netback contract would be established with the gas purchasers. For the Egyptian properties a gas price of U.S.$3.83 per mcf has been utilized and held constant, based on a contractual link to Suez Blend crude oil prices.
     (5) Reserve estimates have been derived from a reserve report dated May 6, 1999 (effective December 31, 1998) (the "Adams Pearson Report") prepared by Adams Pearson Associates Inc., a Calgary, Alberta independent petroleum consulting firm. Reserves have been based on constant price and cost assumptions utilizing an average Brent Crude Oil Price of U.S.$15.00 per barrel less a quality and location adjustment of U.S.$0.90 per barrel in the case of two of the Corporation's three producing Tunisian properties and less a quality adjustment of U.S.$1.60 in the case of the Corporation's Egyptian properties. The Adams Pearson Report also reflects a quality adjustment in favour of the Corporation of U.S.$0.50 per barrel on oil production on the Al Manzah field. A gas price of U.S.$0.78 per mcf has been utilized and held constant assuming a wellhead netback contract would be established with prospective gas purchasers.
     (6) Reserve references have been derived from a reserve report dated May 4, 1998 (effective January 1, 1998) (the "Chapman Report") prepared by Chapman Petroleum Engineering Ltd., a Calgary, Alberta independent petroleum engineering firm. Reserves reflect the Corporation's net oil and gas reserves after deduction of all outside working interests but before deduction of royalty burdens and income tax. Reserves have been based on constant price and cost assumptions utilizing an average Brent Crude Price of U.S.$16.10 per barrel less a quality adjustment of U.S.$0.90 per barrel. A gas price of U.S.$1.50 per mcf has been utilized and held constant throughout assuming a wellhead netback contract would be established with prospective gas purchasers.

     (7)  "mmstb"  means  millions  of  stock  tank  barrels.
     (8)  "bcf"  means  billions  of  cubic  feet.
     (9)  "mmbbl"  means  millions  of  barrels.

PRODUCTION

The Corporation's current production consists of oil and NGL's derived from its Tunisian properties. Associated natural gas from operations is currently being flared. See "Risks and Uncertainties Associated with the Corporation's Business B Environmental Regulation". The Corporation has not produced oil or gas from its Egyptian property.

The following table sets out total production of oil and gas attributable to the Corporation for the periods indicated. The figures shown for 1997 include production for half the year from the Corporation's Canadian operations which were sold effective July 1, 1997.


                              YEAR ENDED DECEMBER 31
         --------------------------------------------------------------
                 1999                 1998                 1997
         -------------------  -------------------  --------------------
          OIL(1)      GAS      OIL(1)      GAS      OIL(1)       GAS
         (MBOE)(2)  (MCF)(3)  (MBOE)(2)  (MCF)(3)  (MBOE)(2)  (MMCF)(3)
         ---------  --------  ---------  --------  ---------  ---------

Tunisia       833         -        966         -        480          -

Egypt           -         -          -         -          -          -

Canada          -         -          -         -         80        953
         ---------  --------  ---------  --------  ---------  ---------
              833         -        966         -        560        953


NOTES:
(1)  Includes  NGL's.
(2)  "mboe"  means  thousands  of  barrels  of  oil  equivalent.
(3)  "mcf"  means  thousands  of  cubic  feet.

The Corporation has no long-term supply or similar arrangements with the Tunisian government other than the requirement to satisfy the domestic market requirement for oil. See "Petroleum Industry in Tunisia and Egypt - Tunisia".

TUNISIAN  POWER  GENERATION  FACILITY

In September 1999, the Corporation entered into a joint development agreement with a major international manufacturer of natural gas engines and industrial gas turbines (the "industry partner") for the development, construction, operation and ownership of a power generation facility to be located adjacent to the Corporation's existing El Biban field production facilities. The power generation facility will utilize natural gas produced from the Corporation's and its field partners' oil production operations on the El Biban and Ezzaouia Fields. The project will be owned equally by the Corporation and its industry partner. The Corporation and its industry partner are currently completing the design specifications for the facility and are seeking applicable Tunisian government, regulatory and third party approvals for the facility including approvals for the future sale of electricity and the utilization of natural gas as the facility's fuel source. The Corporation and its industry partner are also negotiating project financing for the construction of the facility, a power purchase agreement for the sale of electricity and gas purchase contracts with the other Participating Interest holders of the El Biban and Ezzaouia Fields. Subject to timely receipt of financing approvals and government consents, the project is anticipated to be on stream by mid-2002.

ITEM  5     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

GENERAL

This discussion should be read in conjunction with the Corporation's Consolidated Financial Statements. The Corporation's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ from U.S. GAAP. For a discussion of these differences, see Note 13 to the Corporation's Consolidation Financial Statements.

The Corporation is the result of the Amalgamation on May 20, 1997 of Leader and Eagle. Prior to the Amalgamation, Eagle and Leader conducted independent business operations. Leader was involved in the acquisition, development and production of Canadian oil and gas properties and Eagle, following a re-organization in late 1995, was involved in the acquisition and development of oil and gas properties in Tunisia. As a result of the Amalgamation, shareholders of Eagle and Leader received shares of Centurion based upon a prescribed exchange ratio. Neither of the combining companies where identified as the acquirer for accounting purposes. Consequently, the business combination has been accounted for under Canadian GAAP using the pooling of interests method whereby the combined financial statements of Centurion reflect the assets, liabilities and shareholders' equity of Eagle and Leader at the values recorded by these companies. For U.S. GAAP purposes, the combination of Leader and Eagle was accounted for using the purchase method. A detailed description of the differences in accounting methods can be found in Note 13 to the financial statements appended to this registration statement.

The Corporation sells its oil production pursuant to marketing agreements that are denominated in U.S. currency. Many of the Corporation's operational expenses are paid in U.S. dollars or in the local currency of the country where the operations are performed. The Corporation's Consolidated Financial Statements are reported in Canadian dollars. For the years ended December 31, 1999 and prior, the Corporation translated foreign currency denominated transactions and the financial statements of operationally dependent foreign operations using the temporal method. Monetary assets and liabilities were translated at year-end rates. Non-monetary assets and liabilities were translated at rates in effect on the date of the transactions. Income and expenses were translated at average rates in effect during the year with the exception of depreciation and amortization which were translated at historic rates. Exchange gains and losses on translation of current monetary items were reflected in income immediately. Exchange gains and losses on translation of non-current monetary items were deferred and amortized over the term of the non-monetary item.

Effective January 1, 2000, the Corporation adopted the self sustaining method of accounting for operations in Tunisia. The adoption of the self sustaining method was necessitated by the fact that the Tunisian subsidiaries were no longer financially dependent upon Canadian operations and the fact that they performed all business activities without Canadian input. Under the self sustaining method of foreign currency translation, assets and liabilities are translated at period end rates and income and expenses are translated at average rates in effect during the period. Exchange gains and losses are reflected as a separate component of shareholders equity and are not amortized into income.

The Corporation follows the full cost method of accounting for its petroleum and natural gas properties whereby all costs incurred in exploring and developing oil and natural gas reserves are capitalized. Capitalized costs include land acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive facilities and general and administrative costs directly related to exploration and development activities. Capitalized costs are accumulated on a country-by-country basis and are depleted utilizing the unit of production method based upon estimated proved net reserves of the Corporation.

The Corporation's activities are conducted jointly with other companies. The Corporation's financial statements reflect only the Corporation's proportionate interest in such activities.

The  Corporation is currently producing oil from two separate regions in Tunisia
- the Al Manzah Field in the north and the El Biban, Ezzaouia and Robbana Fields in the south-east. Production from the Al Manzah Field is currently being transported via truck to ETAP's regional refinery where it is sold to ETAP at the monthly average Brent Blend price plus $0.50. Production from the El Biban, Ezzaouia and Robbana Fields are sold through the Corporation's offshore export facility located at the port of Zarzis at prevailing spot market rates at the point of delivery.

A.     RESULTS  OF  OPERATIONS

During the fiscal year ended December 31, 1999, the Corporation focused its efforts on increasing both its daily oil production and its cumulative oil and gas reserves. This included drilling the Belli Re-entry well, which was subsequently abandoned, and the purchase of the remaining 60% Participating Interest in the El Manzala Concession in Egypt. These objectives have also continued into 2000 with the recommencement of oil production from the Al Manzah #1 discovery well and the drilling of Al Manzah #2 development well. In Egypt, following the success of the El Wastani #1 well which established the El Manzala gas field, the Corporation commenced drilling of the El Wastani #2 re-entry well in November 2000. Assuming this well results in a commercial discovery, the Corporation plans to construct a 20 kilometre pipeline to connect El Manzala Field to an existing gas processing facility. A further exploration program for the El Manzala Concession is also in place which includes the acquisition of additional seismic data on the Abu Monkar Field discovered in 1998 and the drilling of additional exploration wells thereon.

Production
----------

The Corporation is currently producing oil from four fields, all of which are located in Tunisia. The following table sets out certain operating information for the periods shown.

                                                        SIX MONTHS          TWELVE MONTHS ENDED
                                                       ENDED JUNE 30            DECEMBER 31
                                                    ------------------  ----------------------------
                                                      2000      1999      1999      1998      1997
                                                    --------  --------  --------  --------  --------

Corporation's Net Share of Production (bopd)           1,830     2,540     2,300     2,600     1,800

Corporation's Net Share of Production (in barrels)   333,000   459,000   830,000   966,000   655,000

Average price (per barrel) in U.S. dollars          $  37.37  $  18.42  $  25.12  $  15.09  $  20.75

Production for the six months ended June 30, 2000 averaged 1,830 bopd compared to 2,300 bopd for the same period in 1999. The decrease in production rates for the first six months of 2000 is due to the temporary shut-in of production from the Al Manzah #1 well pending receipt of applicable long term production approvals from the Tunisian government and natural decline of production. Production from the Al Manzah #1 well resumed on July 3, 2000 at a rate of approximately 750 bopd (280 bopd net to Centurion). The Al Manzah #1 well was shut-in in October 2000 due to high gas production. It is currently anticipated that the Al Manzah #1 well may be used for gas re-injection as a secondary recovery scheme. The Corporation is currently producing the Al Manzah #2 well at a rate of approximately 3,500 bopd (1,300 bopd net for the Corporation). A third development well is planned for the Al Manzah Field with drilling expected to commence prior to year-end 2000.

Reserves
--------

The addition to reserves for the fiscal year ended December 31, 1999 was 5.6 million boe gross proved and half-probable (2.13 million boe net). Additional reserves assigned to the Corporation's discovery in Tunisia at Al Manzah and the purchase of an additional interest (60%) in the Corporation's El Manzala Concession accounted for the additions to the Corporation's reserves. The following table is a summary of the Corporation's estimated working interest share of proved and half-probable gross reserves for the periods indicated. See also "Property, Plants and Equipment - Reserves".

                                       TWELVE MONTHS ENDED DECEMBER 31
         -------------------------------------------------------------------------------------------
                      1999(1)                       1998(2)                       1997(3)
         -----------------------------  -----------------------------  -----------------------------
         Oil(mmbbl)(4)(5)  Gas(bcf)(5)  Oil(mmbbl)(4)(5)  Gas(bcf)(5)  Oil(mmbbl)(4)(5)  Gas(bcf)(5)
         ----------------  -----------  ----------------  -----------  ----------------  -----------
Tunisia              9.40        13.93              8.69        16.27              6.91        16.51
Egypt                0.76        77.27              0.28        30.90                 -            -
-------  ----------------  -----------  ----------------  -----------  ----------------  -----------
Total               10.16        91.20              8.97        47.17              6.91        16.51

NOTES:
(1) Reserve estimates have been derived from a reserve report dated May 31, 2000 (effective December 31, 1999), prepared by Adam Pearson Associates Inc., a Calgary, Alberta independent consulting firm.
(2) Reserve estimates have been derived from a reserve report dated May 6, 1999 (effective December 31, 1998), prepared by Adam Pearson Associates Inc., a Calgary, Alberta independent consulting firm.
(3) Reserve estimates have been derived from a reserve report dated May 4, 1998 (effective January 1, 1998) prepared by Chapman Petroleum Engineering Ltd., a Calgary, Alberta independent consulting firm.
(4)  Includes NGL's.
(5) All reserve references reflect the Corporation's working interest share of gross reserves. Gross reserves consist of those reserves owned by the Corporation after deduction of all royalties, production taxes or their equivalent.

The cycle for finding and development of the Corporation's fields is longer than one year. Therefore, the analysis of finding and development costs is a series of estimates for the fields first in the exploration stage and then in the development phase. When the Corporation makes an exploration discovery it reports a finding and development cost in the year of discovery based upon the best estimate of costs to develop the reserves assigned to the discovery in its initial engineered reserve predictions. As the field is developed and more information is accumulated the Corporation updates its estimate of finding costs for full field development. The two areas that the Corporation presently has in progress are the Al Manzah field in Tunisia and the El Manzala Concession in Egypt. The Corporation's estimate of finding and development costs for these two operations was approximately $2.00 per boe in 1998 based on proved and one-half probable reserve estimates. The Corporation's estimate of finding and development costs for these operations based upon additional engineering data in 1999 is approximately $3.00 per boe based on proved and one-half probable reserves.

STATEMENT  OF  EARNINGS

Revenue
-------

Oil and gas sales for the year, net of royalties, totaled $19,794,000 in 1999, $13,286,000 in 1998 and $13,199,000 in 1997. For the six months ended June 30,
2000 and 1999, oil and gas sales net of royalties, totaled $11,473,000 and $6,844,000 respectively. In 1997, approximately 25% of the Corporation's sales were from its Canadian oil and gas properties that were sold effective July 1, 1997. In 1998 and 1999, all of the Corporation's revenues were earned from its Tunisian oil production. The average price realized per barrel from Tunisian production was $25.12 in 1999, $15.09 in 1998 and $20.75 in 1997. For the six
months ended June 30, 2000 and 1999, the average price realized per barrel from Tunisian production was $37.37 and $18.42 respectively.

At December 31, 1998, the Corporation had 42,000 barrels of oil in its storage facility awaiting sale. This production was accounted for as inventory at year end using the related operating cost of the oil. Based on the year's average sales price less royalties and operating cost (the Corporation's netback), this 1998 inventory, had it been sold, would have provided $381,000 more to Corporation's net income before tax.

Other  Income
-------------

In 1998, 1999 and year to date 2000, other income is primarily interest earned on short term bank investments. Other income in 1997 was a gain on the sale of marketable securities and the gain on the sale of Canadian oil and gas properties.

Royalties
---------

A petroleum royalty is payable by the Corporation to the Tunisian government on petroleum produced in the country. The royalty expense per barrel for the six months ended June 30, 2000 was $2.92 per barrel. The increase of $1.17 per barrel from 1999 is due to higher oil prices received in 2000 as compared to 1999.

The 1999 royalty expense per barrel increased from $1.11 in 1998 to $2.15 in 1999. The increase was mainly due to higher oil prices received in 1999 which results in higher royalty expense. In addition, the Al Manzah test production was subject to the maximum Tunisian royalty rate of 15%.

The 1998 royalty expense per barrel decreased from $3.20 in 1997 to $1.11 in 1998. This reduction was due mostly to the much lower royalty rate applicable to production from the Corporation's El Biban well, which began producing in mid March, 1998.

Operating  Expenses
-------------------

For the six months ended June 30, 2000, operating expenses were $1,973,000 or $5.92 per barrel. The increase in per barrel operating costs from 1999 is due to lower production levels in 2000.

Operating expenses of $4,815,000 in 1999 compares to an amount of $4,672,000 for 1998 or on a per barrel basis, these expenses increased to $5.28 for 1999 from $4.91 in 1998. The increase is mainly attributable to the higher costs of test production at Al Manzah and to the higher overhead component of the operating costs for 1999 as production volumes decreased from 1998.

Operating expenses increased to $4.7 million in 1998 from $4.0 million in 1997 as a result of increased production volumes. On a per boe basis, these expenses decreased by $1.14 to $4.91 in 1998, due mainly to lower production costs in Tunisia.

When comparing Tunisian production costs only, there has also been a decrease of $0.60 per barrel of oil from $5.51 in 1997.

Netback
-------

For the six months ended June 30, 2000, the Corporation's netback on production was $9,500,000 ($28.53 per barrel) compared to $4,792,000 ($11.67 per barrel)
for  the  corresponding  period  in  1999.

The netback on the Corporation's production for 1999 was $15.2 million compared to $8.6 million in 1998. Per barrel netback was $17.69 for 1999 compared to $9.07 in 1998. The improvement in netback in 1999 was mainly attributable to the recovery of world oil prices during the last half of 1999. The netback for the last quarter of 1999 was $24.99 per barrel.

The netback on the Corporation's production decreased from $9.2 million in 1997 to $8.6 million in 1998. Per barrel netback was also lower at $9.07 in 1998 as compared with $13.83 in 1997. The netback amount in 1997 included production for half of the year from Canadian operations which were sold effective July 1, 1997. Production in 1998 was only from Tunisia where the netback was $9.07 per barrel, down from $15.87 for Tunisian production in 1997. The smaller netback in 1998 was mitigated somewhat by lower operating costs and royalties, but the main cause of the decrease was due to the collapse of world crude prices.

Netback  (per  boe)

                    SIX MONTHS ENDED
                         JUNE 30                        TWELVE MONTHS ENDED DECEMBER 31
                   ------------------  -----------------------------------------------------------------
                     2000      1999            1999                 1998                  1997
                   --------  --------  --------------------  --------------------  ---------------------
                   TUNISIA   TUNISIA    TUNISIA   CANADA(1)   TUNISIA   CANADA(1)   TUNISIA   CANADA(1)
                   --------  --------  ---------  ---------  ---------  ---------  ---------  ----------
Revenue            $  37.37  $  18.42  $  25.12           -  $  15.09           -  $  24.58   $   19.44

Royalty Expense        2.92      1.75     (2.15)          -     (1.11)          -     (3.20)      (3.44)

Operating Expense      5.92      5.00     (5.28)          -     (4.91)          -     (5.51)      (7.47)
                   --------  --------  ---------  ---------  ---------  ---------  ---------  ----------
Netback            $  28.53  $  11.67  $  17.69              $   9.07           -  $  15.87   $    8.53

NOTE:
(1)  The  Corporation's  Canadian  properties  were  sold on August 20, 1997.

General  and  Administrative  Expenses
--------------------------------------

For the six months ended June 30, 2000, administrative expenses were $0.7 million ($0.6 million capitalized).

For 1999 administrative expenses totaled $1.4 million ($0.9 million capitalized), up from $1.3 million ($0.6 million capitalized) in 1998. Management continues its efforts to maintain low administrative expenses even though operations are in the more expensive international arena.

Administrative expenses totaled $1.3 million ($0.6 million capitalized) in 1998, down from $1.8 million ($0.3 million capitalized) in 1997. The decrease is a result of management's continued efforts to maintain low administrative expenses. The amalgamation of Corporation's predecessor companies in 1997 was the first step in lowering general and administrative expenses through a more efficient company. In 1998, this effort continued by actually lowering overhead in a period of expanding operations.

Depreciation,  Depletion  and  Amortization
-------------------------------------------

Depreciation, depletion and amortization ("DD&A") totaled $2.1 million ($6.40 per barrel) for the six months ended June 30, 2000. In 1999, DD&A totaled $3.8 million or $4.64 per boe. In 1998, DD&A amounted to $3.1 million or $3.20 per boe. DD&A is calculated based on proved reserves only. The increase in the rate per barrel in 2000 is attributable to higher estimates of future development costs for proved reserves and the dry hole cost for the Belli re-entry well. No further provision for site restoration was made in 1999 since management's estimate of future site restoration costs is lower than the provision built up from prior periods.

DD&A totaled $3.1 million in 1998 or $3.20 per boe. In 1997, DD&A amounted to $2.7 million or $4.19 per boe. DD&A is calculated based on proved reserves only. Further development of the exploration discoveries made in 1997, and the Corporation's development of existing probable reserves lead to increased proved reserves in 1998 and the lower DD&A rate.

No further provision for site restoration was made in 1998 since management's estimate of future site restoration costs is lower than the provision built up from prior periods.

Income  Taxes
-------------

The current income tax provision for the six months ended June 30, 2000 was $1.3 million and the future income tax provision was $1.6 million. For 1999 the current income tax provision was $0.2 million and the future income tax provision was $3.5 million compared to $0.2 million current and $1.7 million in future taxes in 1998. In 1997 current taxes were $3.7 million and the future taxes amounted to $0.8 million. The Corporation has tax pools in Tunisia of approximately $80 million which are deductible against future income from the specific properties that gave rise to the tax pools. The tax benefits related to these tax pools has been recognized in the Financial Statements. A detailed explanation of the income tax provision is provided in Note 9 to the Financial Statements.

Cash  Flow  and  Net  Earnings
------------------------------

Cash flow from operations for the six months ended June 30, 2000 was $7.9 million ($0.13 per share basic and $0.12 per share fully diluted). Earnings were $4.0 million ($0.06 per share basic and fully diluted) for the six months ended June 30, 1999.

Cash flow from operations increased to $12.8 million in 1999, from $6.9 million in 1998. Cash flow per share increased from $0.16 ($0.13, fully diluted) in 1998 to $0.25 ($0.21, fully diluted) in 1999. Centurion had earnings in 1999 of $4.5 million, compared to earnings of $1.5 million in 1998. The earnings per share in 1999 was $0.09 per share ($0.08, fully diluted) compared to earnings per share of $0.03 in 1998. The increase in cash flow and earnings for 1999 was mainly attributable to the recovery of world oil prices in the latter half of the year.

Cash flow from operations increased to $6.9 million in 1998, from $4.6 million in 1997. Cash flow per share increased from $0.10 in 1997 to $0.16 ($0.13 fully diluted) in 1998. Even with the world oil price collapse in 1998, the Corporation increased its cash flow from operations by 52%. The largest factor in this increase was the new cash flows from the start up of the Corporation's El Biban field in March of 1998.

The Corporation had net income in 1998 of $1.5 million, compared to a net loss of $3.3 million in 1997. The earnings per share in 1998 was $0.03 compared to a loss per share of $0.07 in 1997. The increase in earnings in 1998 was mostly the result of two factors; first, the new El Biban production in 1998 and, second, the $4.3 million Argentine deposit non-recovery provision in 1997 was a non-recurring charge. The potential for considerably larger earnings was hampered by the much lower than average oil prices in 1998.

B.     LIQUIDITY  AND  CAPITAL  RESOURCES

At June 30, 2000 the Corporation had working capital of $6.2 million, compared to working capital of $1.0 million at December 31, 1999 and a working capital deficit of $1.0 million at December 31, 1998. The Corporation believes that its current working capital is sufficient to meet its current requirements and scheduled commitments.

Total assets increased to $91.7 million at June 30, 2000 from $90.9 million at December 31, 1999 and $83.7 million at December 31, 1998.

Capital  Expenditures  and  Liquidity  and  Capital  Resources
--------------------------------------------------------------

The following is a summary of the capital expenditures of the Corporation for the fiscal years indicated.

1999  Capital  Expenditures

                                    Tunisia           $ 8,300,000

                                    Egypt               3,300,000
                                                      -----------
                                    Total - 1999      $11,600,000

1998  Capital  Expenditures


                                    Canada            $   100,000

                                    Tunisia            12,193,000

                                    Egypt               5,450,000
                                                      -----------
                                    Total - 1998      $17,743,000

Capital expenditures in 1999 amounted to $11.6 million and consisted of the Al Manzah seismic and well testing in the amount of $2.2 million; the Belli 1A re-entry dryhole amounting to $1.3 million, the Ezzaouia tank repair and well work-overs costing $2.8 million, the Marathon Egyptian purchase costing $2.3 million and other projects totaling $3.0 million. This activity was funded from cash flow and a private placement raising $5.0 million in May, 1999. At year end, the Corporation's only debt was convertible notes in the amount of $4.0 million (see "Corporate Events"). Cash on hand at year end 1999 was $5.0 million.

Capital expenditures in 1998 amounted to $17.7 million. This activity was funded from cash flow and the issue of the $9.2 million convertible notes in March, 1998. At year end, the Corporation's only long term debt was the convertible notes. It is corporate policy to use debt in a responsible manner for development projects. Cash on hand at year end 1998 was $1.7 million.

CORPORATE  EVENTS

In March 1998, the Corporation completed a private placement of U.S.$6.5 million of 8% convertible notes (the "Notes"). The maturity date for the Notes was March 2000. During October 1999, U.S.$3.8 million of the Notes were converted to 7,307,692 common shares at a conversion price of U.S.$0.52 per common share. An additional 778,681 common shares were issued for interest due on the Notes and as an inducement for early conversion of the Notes. In March 2000, U.S.$1.6 million of the Notes were redeemed for their face value in cash. The maturity date for the balance of U.S.$1.1 million of the Notes, held by insiders of the Corporation was extended to September 30, 2000 with no change in terms. On September 30, 2000 the remaining U.S.$1.1 million of the Notes were converted into 2,115,385 common shares of the Corporation at a price of U.S.$0.52 per common share.

OUTLOOK

Centurion is embarking on a new era of growth with operations in Tunisia and Egypt. Centurion's main activity in Tunisia during 2000 and 2001 will be the continued development of the Al Manzah Field and further exploration of the Grombalia Concession. The Corporation is also working on finalizing the design specifications and securing the requisite government approvals, project financing and fuel agreements for the Tunisian power generation facility.

In Egypt, the Corporation will continue to concentrate on bringing the El Wastani gas field into production. The Corporation plans on drilling and completing up to seven additional wells in the field over the next 18 months. The full cost of the program is estimated to be U.S.$50 million. These expenditures are expected to be funded by a combination of a bank debt for the pipelines, leasing arrangements for the compression and other surface facilities and by scheduling payments with suppliers of drilling services over an extended period of time. On this basis, the program can be serviced from cash flow from existing corporate production. First production from the El Wastani Field is expected by the end of the second quarter 2001.

ITEM  6     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.     DIRECTORS  AND  SENIOR  MANAGEMENT

The following table sets forth the names of each director and executive officer of the Corporation.

FULL NAME AND                                                                               SERVED     SHARE
RESIDENCE                   BUSINESS EXPERIENCE AND FUNCTION                                SINCE   OWNERSHIP(1)
-----------------  ---------------------------------------------------------------------  --------  ------------

Said Arrata        Director, President and Chief Executive Officer of the Corporation     June         1,494,000
Calgary, Alberta   since June 1997; prior thereto, President of Quantel Engineering       1997
                   Ltd.

Barry W. Swan      Director, Vice President, Finance and Chief Financial Officer of the   February       289,000
Calgary, Alberta   Corporation since May 1997; prior thereto, Executive Vice President    1995(2)
                   and Chief Financial Officer of Canadian Leader from February 1995 to
                   May 1997; prior thereto President of Boss Energy Ltd. from January
                   1995 to February 1995; Vice President of Boss Energy Ltd. from May
                   1992.

A.P. ("Hani")      President and General Manager, Egypt since January 1, 2000; prior      April           57,000
Elsharkawi         thereto, Senior Vice-President Exploration since April 1998; prior     1998
Cairo, Egypt       thereto, an independent petroleum consultant.

Keith Howells      President and General Manager, Tunisia.                                April       Nil
Tunis, Tunisia                                                                            2000

Michael Miller     Director of the Corporation since May 1997.  Chairman of the Board     May          1,365,000
Calgary, Alberta   of Safety Boss International Ltd. since 1991.                          1997(2)

Leroy Wolbaum      Director of the Corporation since May 1997.  Petroleum technologist    May         Nil
Nelson, B.C.       and independent petroleum consultant since 1971.  Partner in Contact   1997(3)
                   Chemicals.  Currently a director of Anglo-Swiss Industries Inc.
                   (ASW:MSE).


                                      -27-

Derrick R.         Director of the Corporation since June 1998.  Lawyer; Partner of       June            81,000
Armstrong          Ogilvie and Company, Barristers and Solicitors from 1991 to            1998
Calgary, Alberta   December 31, 1998.  Partner of Armstrong Perkins Hudson LLP since
                   January 1, 1999.

Peter A. Braaten   Director of the Corporation since June 1998.  Currently Chairman       June         1,396,000
Toronto, Ontario   of Brompton Capital Corporation.  Prior  thereto President and a       1998
Limited.           director  of  Morrison  Middlefield Resources



Sohail Khan        Director since July 1999.  Vice President Finance for Delta            July        Nil
Jeddah, Saudi      International, a real estate, investments and food industry company    1999
Arabia             since August 1991.  Delta International, Jeddah's business includes

Philip Beck        Director since July 1999.  Chief Operating Officer of Delta a company  August      Nil
United Kingdom     involved in the upstream oil and gas business.                         1999

Edward W. Tapuska  Secretary of the Corporation since January 1996.  Lawyer; Partner of   January          6,000
Calgary, Alberta   Ogilvie and Company, Barristers and Solicitors from January 1, 1998    1996(2)
                   to December 31, 1998.  Partner of Armstrong Perkins Hudson LLP
                   since January 1, 1999.


NOTES:
(1) Information regarding share ownership is based on information provided to the Corporation by the respective directors and officers.
(2)  Prior  to  the  Amalgamation, the named director was a director of Leader.
(3) Prior to the Amalgamation, the named director/officer was a director/officer of Eagle.

To the knowledge of the Corporation, there are no arrangements or understandings between any director or executive officer of the Corporation and any other person pursuant to which such director or executive officer was selected and there is no family relationship between any director or executive officer of the Corporation and any other such director or executive officer.

B.     COMPENSATION

COMPENSATION  OF  DIRECTORS

Directors, excluding directors who are also executive officers, are paid a fee of $750 per meeting of the Board of Directors or committee thereof attended by such director. No other compensation was paid to any director who was not an officer of the Corporation for the year ended December 31, 1999.

COMPENSATION  OF  EXECUTIVE  OFFICERS

During the fiscal year ended December 31, 1999, the Corporation had three executive officers, two of whom continued to hold such positions with the Corporation at year end. The two executive officers at year end were Messrs. Said S. Arrata, President and Chief Executive Officer, and Barry W. Swan, Vice President, Finance and Chief Financial Officer. On December 31, 1999, Mr. A.P. ("Hani") Elsharkawi resigned as Senior Vice President Exploration and Chief Operating Officer. Effective January 1, 2000, he was appointed General Manager of Egypt. The aggregate cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned), paid to the three executive officers and corporations controlled by them by the Corporation and its subsidiaries for services rendered during the fiscal period ended December 31, 1999 totaled $250,000 to Mr. Arrata, $180,000 to Mr. Swan and $150,000 to Mr. Elsharkawi.

The following table sets out the compensation paid to the Corporation's Named Executive Officers for the periods indicated.

                                               SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                           LONG TERM COMPENSATION
                         ---------------------------------------------------------  -----------------------------------
                                                                                                            ALL OTHER
                                                                      OTHER ANNUAL      SECURITIES        COMPENSATION
                              FISCAL                                  COMPENSATION     UNDER OPTIONS       (INCLUDING
                             PERIOD                                    (INCLUDING       (INCLUDING         INSURANCE
NAME AND PRINCIPAL           ENDING          TOTAL                    INTEREST AND     WARRANTS AND      PREMIUMS AND
POSITION                    (D/M/Y)          SALARY         BONUS      DIVIDENDS)    RIGHTS) GRANTED   SURRENDER VALUES)
-----------------------  --------------  --------------  -----------  -------------  ----------------  -----------------
Said S. Arrata                31/12/99       250,000(1)  Nil          Nil            Nil(2)            Nil(3)
President and Chief           31/12/98       250,000(1)  Nil          Nil                   50,000(4)  Nil(3)
Executive Officer           31/12/97(5)      145,831(6)  Nil          Nil                  750,000(7)  Nil(3)

Barry W. Swan
Vice President, Finance       31/12/99       180,000(8)  Nil          Nil            Nil(9)            Nil(3)
and Chief Financial           31/12/98       180,000(8)  Nil          Nil                   50,000(4)  Nil(3)
Officer                       31/12/97   163,000(8)(10)  150,000(11)  Nil                  750,000(7)  Nil(3)

A.P. Elsharkawi
Senior Vice President      31/12/99(12)        150,000   Nil          Nil                  50,000(13)  Nil(3)
Exploration and Chief      31/12/98(14)        120,500   Nil          Nil                 100,000(15)  Nil(3)
Operating Officer             31/12/97   Nil             Nil          Nil            Nil               Nil(3)
-----------------------  --------------  --------------  -----------  -------------  ----------------  -----------------

NOTES:
(1) The amounts shown were paid to Sane Holdings Ltd., a private company wholly-owned by Said S. Arrata, the President and Chief Executive Officer of the Corporation pursuant to a management services contract dated June 1, 1997. See "Related Party Transactions B Employment and Management Contracts".
(2) Subsequent to the year ended December 31, 1999, Mr. Arrata was granted stock options exercisable into 50,000 common shares at an exercise price of $0.57 per common share until November 15, 2004 and options exercisable into 500,000 common shares at an exercise price of $0.58 per common share until March 31, 2005.
(3) The value of perquisites and other personal benefits, securities and property paid to the Named Executive Officers did not exceed the lesser of $50,000 or 10% of each total annual salary and bonus.
(4) Represents stock options exercisable into 50,000 common shares at $0.40 per common share until October 26, 2003. See "Share Ownership by Directors and Executive Officers B Options to Purchase Securities from Registrant or Subsidiaries".
(5) Mr. Arrata was appointed President of the Corporation on June 18, 1997. Figures are reflective of compensation paid from the date of such appointment.
(6) The amounts shown were paid to Sane Holdings Ltd., a private company wholly-owned by Said S. Arrata, the President and Chief Executive Officer of the Corporation pursuant to a management services contract dated June 1, 1997. Reflects payments from June 1 to December 31, 1997.
(7) Represents stock options exercisable into 750,000 common shares at $1.08 per common share until June 24, 2002. See "Share Ownership by Directors and Executive Officers B Options to Purchase Securities from Registrant or Subsidiaries".
(8) The amounts shown were paid to Enhanced Management Services Ltd. ("Enhanced"), a private company wholly owned by Barry W. Swan, the Vice President, Finance and Chief Financial Officer of the Corporation, pursuant to a management contract dated effective June 1, 1997. See "Related Party Transactions B Employment and Management Contracts".
(9) Subsequent to the year ended December 31, 1999, Mr. Swan was granted stock options exercisable into 50,000 common shares at an exercise price of $0.57 per common share until November 15, 2004 and options exercisable into 250,000 common shares at an exercise price of $0.58 per common share until March 31, 2005.
(10) Reflects cumulative compensation paid by Leader before the Amalgamation and the Corporation after the amalgamation.
(11) The bonus was awarded by the Board of Directors of the Corporation in recognition of the contribution made in respect of the successful completion of the Amalgamation of Leader and Eagle.
(12) On December  31, 1999,  Mr.  Elsharkawi  resigned as Senior Vice  President
     Exploration and effective January 1, 2000, he was appointed as President and General Manager of Egypt. See "Related Party Transactions B Employment and Management Contracts".
(13) Represents stock options exercisable into 50,000 common shares at $0.46 per common share until April 15, 2004. See "Share Ownership by Directors and Executive Officers B Options to Purchase Securities from Registrant or Subsidiaries".
(14) Mr. Elsharkawi was appointed Senior Vice President Exploration on April 1, 1998. Prior thereto he was a consultant for the Corporation. The amount shown reflects all payments made to Mr. Elsharkawi both as a consultant and officer of the Corporation for the period indicated. See "Related Party Transactions B Employment and Management Contracts".

(15) Represents stock options exercisable into 100,000 common shares at $0.76 per common share until June 1, 2003. See "Share Ownership B Options to Purchase Securities from Registrant or Subsidiaries".

C.     BOARD  PRACTICES

Directors are elected annually at the Corporation's annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. Vacancies created by departing directors may be filled by the Board of Directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

AUDIT  COMMITTEE

The Audit Committee of the Corporation currently consists of Derrick R. Armstrong, Peter Braaten and Sohail Khan. There has been no changes to the membership of this committee since the most recently completed year end. The general function of the audit committee is to review the overall audit plan and the Corporation's system of internal controls, to review the results of the external audit, and to resolve any potential disputes with the Corporation's auditors.

COMPENSATION  COMMITTEE

The Compensation Committee of the Corporation currently consists of Michael Miller, Leroy Wolbaum and Philip Beck, all of whom are neither officers or employees of the Corporation. There has been no changes to the membership of this committee since the most recently completed year end. The mandate of the Compensation Committee is to review and make recommendations to the Board of Directors in respect of the level of remuneration and other compensation to be paid to the executive officers of the Corporation.

Policies  of  the  Compensation  Committee
------------------------------------------

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation's executive compensation program are salary and long-term incentives, through the granting of stock options.

Base  Salaries
--------------

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Corporation's lean organizational structure and growth in the international arena, the Compensation Committee's goal is to provide base salaries for its top performing employees, that are competitive with the Corporation's peers and which also recognizes the differentials from such peers. The base salary/fee paid to each executive officer is determined based upon the executive officer's role, responsibilities and performance, the importance of such officer to the Corporation and its overall business goals, the financial position of the Corporation and the level of compensation paid by the industry.

Stock  and  Long-Term  Incentives
---------------------------------

The Board believes that every employee should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Corporation's stockholders. To this end, the Compensation Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Corporation's Share Option Plan. Under the Plan, officers and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by the Corporation and approved by the Board to create a long term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for senior management.

Stock options are to be granted using similar criteria and are intended to be the main incentive of the executive officers in encouraging growth of the Corporation and its share value. As the Corporation matures, it is expected that considerable emphasis will be placed on actual performance achievements as measured against pre-established corporate and business unit goals, as well as individual executive officer performance of management objectives. See "Share Ownership by Directors and Executive Officers - Options to Purchase Securities form Registrant or Subsidiaries".

D.     EMPLOYEES

The following table sets out the number of employees of the Corporation and its operating subsidiaries at the end of the most recently completed financial year including their main category of employment and geographic location. Excludes executive officers who are employees. Includes consultants on long term contracts.


                                            1999
                            ----------------------------------------
                              Canada       Tunisia         Egypt
                            -----------  ------------  -------------

          Operations(1)            3            12              5

          Accounting               2             7              2

          Administration           5            11              3
                            -----------  ------------  -------------
           TOTAL                  10            30             10

NOTE:
(1) Includes personnel involved in exploration and development operations of the Corporation.

E.     SHARE  OWNERSHIP  BY  DIRECTORS  AND  EXECUTIVE  OFFICERS

SHARE  OWNERSHIP

See "Item A - Directors and Senior Management" above for disclosure regarding share ownership of the Corporation's directors and executive officers.

OPTIONS  TO  PURCHASE  SECURITIES  FROM  REGISTRANT  OR  SUBSIDIARIES

The Corporation currently has in effect, an Incentive Share Option Plan (the "Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The Plan provides that the aggregate number of common shares which may be reserved for issuance under the Plan shall not exceed 6,000,000 common shares and that the aggregate number of common shares which may be reserved for issuance to any one individual shall not exceed 5% of the outstanding issue, subject to adjustment for subdivisions, consolidations or reclassification of the common shares, arrangements or mergers, the payment of stock dividends or other relevant changes in the capital of the Corporation.

The Plan provides that the Board of Directors shall administer the Plan unless a special committee of directors is appointed. No such committee has been appointed to date.

The exercise price of the common shares covered by the issued stock options is determined by the Board of Directors but cannot be less than the greater of the "market price" as defined by the Plan, at the time of grant and the price permitted by the TSE.

The exercise period of options shall be a period of time fixed by the Board of Directors, not to exceed the maximum five-year period permitted by the TSE. If a holder shall cease to be a director, officer, employee or consultant for any reason other than death, the options granted to such holder will expire if not exercised not later than 90 days following such cessation unless the options are granted to a consultant in connection with specific services provided or to be provided by that consultant, in which case the options may be exercised only after the date of completion of such services and prior to 30 days following the date of completion. In the event of the death of a holder, the options are exercisable for a period of twelve months following the date of death by the person or persons to whom the holder's rights under the options pass by will or laws of descent and distribution.

The following stock options are outstanding to officers, directors, employees and consultants of the Corporation as of September 30, 2000.

GROUP                            NUMBER OF                                              EXERCISE PRICE
(NUMBER OF PERSONS IN          COMMON SHARES                                              PER COMMON
GROUP)                         UNDER OPTION     DATE OF GRANT        EXPIRY DATE             SHARE
----------------------------  --------------  -----------------  -----------------  --------------------
Executive Officers (4)            1,500,000   June 25, 1997      June 24, 2002      $              1.08
                                    100,000   June 1, 1998       June 1, 2003       $              0.76
                                    100,000   October 26, 1998   October 26, 2003   $              0.40
                                     50,000   April 15, 1999     April 15, 2004     $              0.46
                                    100,000   March 23, 2000     November 15, 2004  $              0.57
                                    750,000   April 3, 2000      March 31, 2005     $              0.58
                                    100,000   May 17, 2000       May 17, 2005       $              0.53

Employees and Consultants(1)       30,000(2)  December 19, 1995  December 19, 2000  $              0.83
(29)                               15,000(2)  December 19, 1995  December 19, 2000  $            0.40(3)
                                   42,000(2)  July 17, 1996      December 19, 2000  $              1.16
                                    161,000   June 25, 1997      June 24, 2002      $            0.40(4)
                                     75,000   January 1, 1998    December 24, 2002  $            0.40(5)
                                     50,000   June 1, 1998       June 1, 2003       $            0.40(6)
                                     50,000   October 26, 1998   October 26, 2003   $              0.40
                                     25,000   April 15, 1999     April 15, 2004     $              0.46
                                     26,667   March 23, 2000     October 15, 2004   $              0.57
                                     50,000   May 17, 2000       May 17, 2005       $              0.53
                                     25,000   August 29, 2000    August 31, 2005    $              0.67

Directors (6)                      60,000(2)  December 19, 1995  December 19, 2000  $              0.83
                                   25,000(2)  December 22, 1995  December 22, 2000  $              1.40
                                    200,000   June 25, 1997      June 24, 2002      $              1.08
                                    200,000   October 26, 1998   October 26, 2003   $              0.40
                                    350,000   March 23, 2000     October 15, 2004   $              0.57
                              --------------
TOTAL                             4,084,667

NOTES:
(1) Includes employees, non-executive officers and consultants of the Corporation and its subsidiaries.
(2) The options shown were granted by Leader or Eagle prior to the Amalgamation and reflect the number of outstanding options and the exercise price thereof after giving effect to the Amalgamation.
(3)  Repriced  from  $0.83  per  common  share  on  December  9,  1998.
(4)  Repriced  from  $1.08  per  common  share  on  December  9,  1998.
(5)  Repriced  from  $0.70  per  common  share  on  December  9,  1998.
(6)  Repriced  from  $0.76  per  common  share  on  December  9,  1998.

ITEM  7     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.     MAJOR  SHAREHOLDERS

Centurion has authorized capital consisting of an unlimited number of common shares, without nominal or par value. As at September 30, 2000, there was a total of 62,796,896 common shares of Centurion issued and outstanding.

To the knowledge of the directors and senior officers of Centurion there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Centurion except as set forth below:


                                                       NUMBER OF SECURITIES
NAME          DESIGNATION OF CLASS  TYPE OF OWNERSHIP         OWNED          PERCENTAGE OF CLASS
----          --------------------  -----------------  --------------------  -------------------
Delta Oil (UK)    Common Shares         Registered           16,200,408(2)          26% (3)
Limited (1)

NOTES:
(1) Delta Oil (UK) Limited ("Delta") is a company wholly owned by Sheik Badr M. Al-Aiban of Saudi Arabia. Delta acquired 8,114,035 common shares pursuant to a private placement that closed in May 1999. In September, 1999, Delta purchased U.S.$3.8 million of the Notes. Delta converted the Note plus accrued interest into 7,307,692 common shares in October 1999. See "B Private Placement" and "B Convertible Notes" and "- Prior Sales".
(2) Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(3)  Based on 62.7 million issued and outstanding common shares.

The major shareholders of the Corporation do not have different voting rights than other shareholders.

As of September 15, 2000, 2,494,857 common shares, representing four (4%) percent of the Corporation's 60,850,788 outstanding common shares were owned by 19 holders having an address of record within the United States of America.

B.     RELATED  PARTY  TRANSACTIONS

The Corporation is not aware of any other material transaction in the last three years involving any director, executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing, other than as set forth herein or as previously disclosed and as follows:

Employment  and  Management  Contracts
--------------------------------------

(a) On December 24, 1994, Leader entered into a two-year consulting contract with Enhanced Management Services Ltd. ("Enhanced"), a corporation controlled by Barry W. Swan, the then Executive Vice President of Leader, for the provision of general management services commencing on February 1, 1995 (the "Enhanced Agreement"). The Enhanced Agreement provided for a minimum monthly fee of $10,000 and reimbursement of expenses. The Enhanced Agreement was renewed by Leader and Enhanced for an additional two-year period effective February 1, 1997 at a minimum monthly fee of $12,000. Following the Amalgamation, the Enhanced Agreement was amended effective June 1, 1997 to provide for a minimum monthly fee of $15,000 for a term of three years. Effective June 1, 2000, the Enhanced Agreement was renewed. Under the renewed agreement, the minimum monthly fee remained at $15,000 per month. Options to acquire 250,000 common shares at an exercise price of $0.58 per common share were issued. The Enhanced Agreement has no fixed term and is subject to termination by the Corporation upon payment of one years' annual fees.

(b) On June 1, 1997, Centurion entered into a three year consulting contract with Sane Holdings Ltd. ("Sane"), a corporation controlled by Said Arrata, the President and Chief Executive Officer of Centurion, for the provision of general management services commencing June 18, 1997 (the "Sane Agreement"). The Sane Agreement provided for a minimum monthly fee of $20,833 and reimbursement of expenses. Effective June, 2000, the Sane Agreement was renewed. Under the renewed agreement, the minimum monthly fee remained at $20,833 per month. Options to acquire 500,000 common shares were issued. The Sane Agreement has no fixed term and is subject to termination by the Corporation upon payment of 18 months fees.

(c) On June 1, 1997, Centurion entered into a three-year consulting contract with Cherpin Resource Management Inc., a corporation controlled by William Cherwayko, a Named Executive Officer and past director of Centurion (the "Cherpin Agreement"). The Cherpin Agreement provided for a minimum monthly fee of $15,000 and reimbursement of expenses. In the event of change of control, the greater of the balance of the contract fees or two years' fees must be paid by Centurion. On May 11, 1998, the Cherpin Agreement was terminated. Cherpin received a termination payment of $55,000 in respect thereof.

(d) On March 31, 1998, the Corporation entered into an agreement with Dr. A.R. ("Hani") Elsharkawi (the "Elsharkawi Agreement"). The Elsharkawi Agreement provides for an annual salary of $150,000 payable in equal monthly instalments and reimbursement for expenses. The Elsharkawi Agreement provides for the granting of options at the time of signing to acquire 100,000 common shares of the Corporation. This grant has been made. On January 1, 2000, the Elsharkawi Agreement was amended to reflect the appointment of Mr. Elsharkawi as President and General Manager of the Corporation's Egyptian operations. The amount of the annual salary remained the same but was adjusted to be paid in U.S. dollars. The Elsharkawi Agreement has a three year term and is subject to termination upon payment of unpaid fees to the end of the existing term.

Private  Placement
------------------

In May 1999, Centurion completed a private placement of 8,771,930 common shares at an issue price of $0.57 per share for gross proceeds of $5,000,000. Delta Oil (UK) Limited ("Delta") subscribed for 8,114,035 common shares. Upon completion of the private placement, Philip Beck and Sohail Khan were appointed to the Board of Directors. Sohail Khan is Vice President of Finance for Delta International, which business includes Delta. Philip Beck is the Chief Operating Officer of Delta. These individuals are currently members of the Board of Directors.

Convertible  Notes
------------------

(a) In March 1998, Centurion completed a private placement of U.S.$6,500,000 of 8% convertible notes (the "Notes"). At the time of issuance, the Notes had a term of two years expiring March 26, 2000, bore interest on the principal amount of the Notes at the rate of 8% per annum and were convertible at the option of the holder into common shares of Centurion at a conversion price of U.S.$0.47 until March 26, 1999 and U.S.$0.52 until March 26, 2000. Sane Holdings Ltd., a corporation wholly owned by Said Arrata, the President and Chief Executive Officer of Centurion, subscribed for U.S.$300,000 of Notes. Safety Boss International Ltd., a company controlled by Michael Miller, a director of Centurion subscribed for U.S.$100,000 of Notes. On July 28, 1998, Peter Braaten, a director of Centurion, acquired Notes in the amount of U.S.$700,000.

(b) In September 1999, Delta acquired U.S.$3,800,000 of the Notes. In conjunction with this purchase, Delta agreed to convert the Notes into 7,307,692 common shares of Centurion at the then effective conversion price of U.S.$0.52 ($0.75) per common share. In consideration of Delta's early conversion of the Notes, Centurion agreed to pay unpaid interest from April 1, 1999 and interest to the term date of the Notes. Such interest was paid through the issuance of 778,681 common shares of Centurion at its then market price of $0.58 per common share. Following the conversion of the Notes (and after giving effect to the common shares of Centurion acquired by Delta pursuant to the private placement described above), Delta held 16,200,408 common shares representing approximately 26.5% of Centurion's issued and outstanding common shares.

(c) In March 2000, Centurion repaid in cash a total of U.S.$1,600,000 of the outstanding U.S.$2,700,000 Notes. The remaining U.S.$1,100,000 Notes were held by insiders of Centurion. Pursuant to an agreement reached between Centurion and the insiders, the term of the outstanding Notes was extended to September 30, 2000 at which time the balance of the principal and accrued interest over the extension period was due. The conversion price of U.S.$0.52 and the interest rate of 8% per annum remain unchanged for the extended term of the Notes. On September 30, 2000, the outstanding U.S.$1.1 million Notes were converted into 2,115,385 common shares of the Corporation. As a result of such conversion, Sane Holdings Ltd., a company wholly owned by Said Arrata, President and CEO of Centurion received 576,923 common shares; Safety Boss International Ltd., a company controlled by Michael Miller, a director of Centurion received 192,308 common shares; and Peter Braaten, a director of Centurion received 1,346,154 common shares.

C.     INTERESTS  OF  EXPERTS  AND  COUNSEL

This  item  is  not  required.


ITEM  8     FINANCIAL  INFORMATION

A.     CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

Incorporated hereto are the consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 and the unaudited interim financial statements for the period ended June 30, 2000 and 1999.

As at September 30 , 2000, the Corporation is not involved in any lawsuits where the claim for damages for any such lawsuit exceeds 10% of the value of the Corporation's current assets.

No  dividends  have  been  paid  on  any  common  shares  of  the  Corporation.

The Corporation intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B.     SIGNIFICANT  CHANGES

No  significant  changes.

ITEM  9     THE  OFFERING  AND  THE  LISTING

A.     OFFER  AND  LISTING  DETAILS

This  item  is  not  applicable.

B.     PLAN  OF  DISTRIBUTION

This  item  is  not  applicable.

C.     MARKETS

The common shares of Centurion trade on the TSE under the trading symbol "CUX". The common shares of Centurion do not currently trade in the United States. The following table sets forth the high and low closing sale prices of Centurion's common shares as reported by the TSE for the periods indicated.


                                         TSE
                       ------------------------------------
                                    (CANADIAN $)

                         HIGH          LOW          CLOSE
                       -------       -------       --------
2000
October                  0.94          0.84          0.84
September                1.05          0.67          0.91
August                   0.69          0.62          0.67
July                     0.70          0.58          0.60
June                     0.73          0.56          0.73
May                      0.59          0.48          0.55
April                    0.59          0.45          0.50
First Quarter            0.64          0.39          0.58

1999
Fourth  Quarter          0.60          0.37          0.43
Third  Quarter           0.75          0.53          0.59
Second  Quarter          0.63          0.43          0.55
First Quarter            0.62          0.36          0.56

1998
Fourth  Quarter          0.64          0.25          0.30
Third  Quarter           0.72          0.29          0.31
Second  Quarter          0.95          0.60          0.67
First Quarter            0.93          0.50          0.75


Centurion is authorized to issue an unlimited number of common shares without par value, of which as at September 30, 2000, 62,796,896 shares were issued and outstanding.

Each of Centurion's common shares carries one vote at all meetings of shareholders, participates rateably in any dividend declared by the Board of Directors on Centurion's common shares and, subject to the rights of holder of any shares ranking prior to Centurion's common shares, carries the right to receive a proportionate share of the assets of Centurion available for distribution to a holder of Centurion's common shares in the event of the liquidation, dissolution or winding-up of Centurion.

D.     SELLING  SHAREHOLDERS

This  item  is  not  applicable.

E.     DILUTION

This  item  is  not  applicable.

F.     EXPENSES  OF  THE  ISSUE

This  item  is  not  applicable.


ITEM  10     ADDITIONAL  INFORMATION

A.     SHARE  CAPITAL

The authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of September 30, 2000, the issued and outstanding share capital consists of 62,796,896 common shares. There are 4,084,667 common shares reserved for issuance pursuant to the exercise of previously issued stock options. As of September 30, 2000, no preferred shares are outstanding.

COMMON  SHARES

The holders of common shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each common share held (except at meetings at which only the holders of another class of shares are entitled to vote). The directors may from time to time declare a dividend and the Corporation shall pay the dividend out of the money of the Corporation properly applicable to the payment of the dividend. Such dividend payment is subject to the rights, privileges, restrictions and conditions attached to any Preferred Share of the Corporation. The holders of the common shares are entitled to share equally in the distribution of the assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation or upon any distribution of the assets of the Corporation among its shareholders, subject to the rights, privileges, restrictions and conditions attached to any preferred shares of the Corporation.

PREFERRED  SHARES

The preferred shares may be issued from time to time in one or more series. The designation, rights, privileges, restrictions and conditions including, but not limited to, the voting rights, the rate or amount of dividends on the method of calculating dividends, the dates of payment therefor, the terms and conditions of redemptions, purchase and conversion if any, and any sinking funds or other provisions shall be determined by the resolution of the directors in their sole discretion, except as required by law. The preferred shares rank prior to the common shares with respect to distribution in the event of liquidation, dissolution or winding-up of the Corporation. If any cumulative dividends are not paid in full, all series of preferred shares shall participate rateably. The holders of preferred shares shall not, except as specifically provided in the Business Corporations Act (Alberta) or as resolved by the directors, in their discretion, be entitled to receive notice of or vote at any meeting of shareholders.

CAPITALIZATION

The following table sets forth the issued and outstanding capital of the Corporation for the periods indicated:

                                        CAPITALIZATION TABLE

DESIGNATION OF       AMOUNT      OUTSTANDING AS AT JUNE    OUTSTANDING AS AT     OUTSTANDING AS AT
SECURITIES        AUTHORIZED(1)         30, 2000          DECEMBER 31, 1999(2)  DECEMBER 31, 1998(2)
----------------  -------------  -----------------------  --------------------  --------------------
Long Term Debt         --        Nil                      Nil                             9,071,000

Debt                   --                     1,609,000             4,047,000                  --

Common Shares     Unlimited                61,055,678(3)           61,185,178            44,226,875
                                           ($58,729,000)         ($58,854,000)         ($48,050,000)

Preferred Shares  Unlimited      Nil                      Nil                   Nil


NOTES:
(1) The authorized share capital of the Corporation consists of an unlimited number of common and preferred shares all without nominal or par value. There are no preferred shares issued or outstanding. See "Share Capital" for a general description of the material rights, privileges, restrictions attached thereto.
(2) Does not include options outstanding to acquire an aggregate of 4,084,667 common shares to directors, officers, employees and consultants. See "Share Ownership by Directors and Executive Officers - Options to Purchase Securities from Registrant or Subsidiaries".
(3) Commencing on December 15, 1999, the Corporation initiated a re-purchase of its outstanding common shares pursuant to a normal course issuer bid under the policies of the TSE. No common shares were acquired or cancelled during the year ended December 31, 1999. Between January 1 and June 30, 2000, Centurion acquired and cancelled 129,500 common shares at a cost of $75,000. See - "Prior Sales".

PRIOR  SALES

Since the date of the Amalgamation (May 20, 1997) to September 30, 2000, common shares have been issued by Centurion as follows:

                                      PRIOR SALES TABLE (1)

                  Number     Issue Price      Total
Date            of Shares     Per Share    Issue Price     Nature of Consideration Received
--------------  ----------  -------------  ------------  ----------------------------------
May 20, 1997    44,226,875  $          -   $          -  Issued on Amalgamation

May 1999         8,771,930          0.57      5,000,000  Private Placement - Cash

October 1999     7,307,692         0.758      5,545,000  Conversion of Convertible Notes

October 1999       389,341         0.575        224,000  Interest on Notes to Date of Conversion

October 1999       389,340         0.575        224,000  Inducement to Convert Notes

December 1999      100,000          0.40         40,000  Cash - Exercise of Options

September 2000      53,333          0.57         30,400  Cash - Exercise of Options

September 2000   2,115,385       0.771(2)     1,631,000  Conversion of Convertible Notes

Notes:
(1) The authorized share capital of the Corporation consists of an unlimited number of common and preferred shares all without nominal or par value. There are no preferred shares issued or outstanding. See "Share Capital" for a general description of the material rights, privileges, restrictions attached thereto. Between July 1 and September 30, 2000, Centurion acquired and cancelled a further 427,500 common shares at a cost of $210,000. The acquisition and cancellation of such common shares is not reflected in this table.
(2) The Notes were converted at U.S.$0.52 per common share. Figure shown is in Canadian dollars utilizing the rate of exchange in effect at the time of conversion.

B.     MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

INCORPORATION  DETAILS  AND  OBJECTS  OF  THE  CORPORATION

Centurion was established pursuant to the issuance on May 20, 1997 of a Certificate of Amalgamation by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the ABCA. The amalgamating companies were Eagle and Leader. Centurion's Alberta Corporate Registry Access Number is 20738328. The Articles of Amalgamation of Centurion provide that there are no restrictions on the nature of the business to be carried on by the corporation.

SUMMARY  OF  DIRECTORS  POWERS  AND  AUTHORITIES

The rights, duties, powers and authorities of the Board of Directors of Centurion are set out in the Articles of Amalgamation (the "Articles") and by-laws (the "By-Laws") of the corporation and the statutory provisions of the ABCA. The following is a selected summary of the Articles, By-Laws and applicable provisions of the ABCA as they relate to selected rights, duties, powers and authorities of the Board of Directors of Centurion.

The Articles of Centurion provide for a minimum of one and a maximum of fifteen directors. The ABCA prescribes that a distributing corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least two of whom are not officers or employees of the corporation. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors who held office at the expiration of the last shareholders meeting.

The Chairman of the Board of Directors or any one director may call a meeting upon the provisions of forty-eight hours notice to each director in the manner prescribed in the By-Laws. Any such notice shall include the items of business to be considered at the meeting. A majority of the directors constitute a quorum provided that half of those directors present are Canadian residents. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or has a material interest in the matter to be considered, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Laws, refrain from voting on the matter in which the director has a material interest. There is no limitation on the Board of Directors to vote on matters of their remuneration provided such remuneration is disclosed in the financial statements and annual shareholder proxy materials.

The Board of Directors has broad borrowing powers and may, without authorization from the shareholders, (a) borrow money on the credit of the corporation; (b) issue, re-issue, sell or pledge debt obligations of the corporation; (c) subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of the corporation to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts. There is no requirement for a director to hold shares of the corporation.

SECURITIES  OF  THE  CORPORATION

For details regarding the rights, preferences and restrictions attaching to each class of shares of Centurion, see "Item 10 - Additional Information - Common Shares" and "- Preferred Shares".

RIGHTS  AND  PRIVILEGES  OF  SHAREHOLDERS

Only the registered holders of common shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business effect the rights of shareholders other than common shareholders, a special majority of two-thirds of the votes cast by the effected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Policy No. 41, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada). See "Additional Information - Exchange Controls".

There is no specific provisions in the Articles or By-Laws of Centurion that have the effect of delaying, deferring or preventing a change of control of the corporation. Notwithstanding this, the Board of Directors, under the general powers conferred to it under the By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of the corporation by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. The Board of Directors of Centurion adopted a formal Shareholders Rights Plan (the "Plan") on May 19, 1999, which Plan was ratified by shareholders on June 29, 1999. The Plan is currently in effect. See "Item 12 - Description of Securities Other Than Equity Securities".

There are no provisions in the by-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation's issued and outstanding share capital.

C.     MATERIAL  CONTRACTS

The following is a summary of the material contracts of the Corporation (not made in the ordinary course of business) and which is required to be performed in whole or in part at or after the filing of this registration statement or which was entered into not more than two years prior the date of filing of this registration statement.

(a) Consulting Agreement dated June 1, 2000 between Centurion and Sane Holdings Ltd. (Said Arrata). For a detailed description, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Employment and Management Contracts.
(b) Consulting Agreement dated June 1, 2000 between Centurion and Enhanced Management Services Ltd. (Barry Swan). For a detailed description, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Employment and Management Contracts.
(c) Contract for Foreign Assignment dated December 20, 1999 between Centurion and Dr. A.P. ("Hani") Elsharkawi. Fo a detailed description, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Employment and Management Contracts.

D.     EXCHANGE  CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to United States residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the United States. (See " - Taxation").

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Centurion or its subsidiaries.

Management of the Corporation believes that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Corporation by a person who is not a Canadian resident (a "non-Canadian").

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain threshold) to identify, notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

     1.   An investment to establish a new Canadian business; and

     2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

     1. Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

     2. Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;

     3. Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

     4. Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

     5. An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The ICA specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.     TAXATION

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of Centurion's common shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, the current publicly announced administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences and, except for the specific proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, law or treaty.

This summary is general in nature and is not, and should not be construed as, advice to any particular holder as to Canadian tax consequences applicable to the holder. Each holder is advised to obtain tax and legal advice applicable to the holder's particular circumstance.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the tax treaty between Canada and the United States (Canada - United States Income Tax Convention, 1980) reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further reduction in the withholding tax rate on the gross amount of dividends to 5% for dividends paid in 1997 and thereafter where a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

Capital  Gains
--------------

A non-resident who holds common shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such common shares unless such common shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) ("Tax Act") and no relief is afforded under any applicable tax treaty. The common shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such common shares not less than 25% of the issued shares of any class of the Corporation belonged to the non-resident persons with whom the non-resident did not deal at arm's length, or to the non-resident and any person with whom the non-resident did not deal at arm's length.

CERTAIN  UNITED  STATES  FEDERAL  INCOME  TAX  CONSEQUENCES

The following is a general discussion of principal United States federal income tax consequences that may apply to a "U.S. Holder" (as defined below) of common shares. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder (the "Regulations"), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis.

The following discussion is for general information purposes only, and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares. No opinion was requested by the Corporation, or is provided by its legal counsel and/or auditors, with respect to the United States federal income tax consequences described in the following discussion. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the United States federal, state, local and foreign tax consequences of purchasing, owning, and disposing of common shares.

U.S.  Holders
-------------

As used herein, a "U.S. Holder" includes a holder of common shares who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, certain defined trusts and estates, and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions  on  Common  Shares
---------------------------------

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign  Tax  Credit
--------------------

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder which is a domestic corporation may claim a deemed paid foreign tax credit based on the underlying income taxes of the Corporation.

Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition  of  Common  Shares
-------------------------------

A U.S. Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other  Considerations
---------------------

In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares of the Corporation. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian and other non-U.S. residents, and
(c) the fact that the majority of its assets are actively managed (not passively held), the Corporation believes that it is neither a "Foreign Personal Holding Company," "Foreign Investment Company," "Passive Foreign Investment Company," nor a "Controlled Foreign Company."

Foreign  Personal  Holding  Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and 60% or more of the Corporation's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Corporation would be treated as a "foreign personal holding company" for United States federal income tax purposes. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allowable portions of such passive income to the extent the Corporation does not actually distribute such income.

Foreign  Investment  Company

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts (as defined by Code Section 7701(a)(30)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains.

Passive  Foreign  Investment  Company

As a foreign corporation with U.S. Holders, the Corporation could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Corporation's income which is passive, or the percentage of the Corporation's assets which are held for the purpose of producing passive income.

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

Controlled  Foreign  Company

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation or the total value of the stock of the Corporation ("United States shareholders"), the Corporation could be treated as a controlled foreign corporation under Subpart F of the Code.

This classification would trigger the application of many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specifically defined by the Code) of the Corporation and the Corporation's earnings invested in U.S. property. In addition, regardless of the classification of the Corporation as a Controlled Foreign Corporation under Section 1248 of the Code, gain from the sale or exchange of common shares by a U.S. person who is or was a United States shareholder (as defined above) at any time during the five-year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F and Section 1248, and because it is not clear that the Corporation is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.     DIVIDENDS  AND  PAYING  AGENTS

No dividends have been paid on any shares of the Corporation and the Corporation does not expect to pay dividends on its shares in the foreseeable future.

G.     STATEMENT  BY  EXPERTS

Adams  Pearson  Associates  Inc.
--------------------------------

Adams Pearson Associates Inc. ("Adams Pearson") is a Calgary, Alberta based independent petroleum consulting firm. The Adams Pearson Report and Adams Pearson Report 2000 was prepared on behalf of Adams Pearson for the Corporation by Brian D. Weatherill, P. Eng. of 3131 Upper Place N.W., Calgary, Alberta, T2P 4H2. Brian D. Weatherill, an employee of Adams Pearson, graduated with a Bachelor of Applied Science Degree from the University of British Columbia, Canada in 1973. He is a registered Professional Engineer in the Province of Alberta and has in excess of 26 years of experience in petroleum engineering relating to Canadian and international oil and gas properties. Certain information contained in this Registration Statement under the heading "Item 4 - Property, Plants and Equipment - Reserves" and "Item 5 - Operating and Financial Review and Prospects - Results of Operations - Reserves" have been derived from the Adams Pearson Report and the Adams Pearson Report 2000 with the consent and authorization of Adams Pearson and Brian D. Weatherill.

Chapman  Petroleum  Engineering  Ltd.
-------------------------------------

Chapman Petroleum Engineering Ltd. ("Chapman Engineering") is a Calgary, Alberta based independent petroleum engineering firm. The Chapman Report was prepared on behalf of Chapman Engineering by Charles W. Chapman, P. Eng. of 750, 840 - 6th Avenue S.W., Calgary, Alberta, T2P 3E5. Charles W. Chapman is the President of Chapman Engineering . Charles W. Chapman graduated from the University of Alberta, Canada in 1971 with a Bachelor of Science Degree in Mechanical Engineering and has been directly involved in reservoir engineering, petrophysics, operations and evaluations since that time. Certain information has been derived from the Chapman Report with the consent and authorized of Chapman Engineering and Charles W. Chapman.

H.     DOCUMENTS  ON  DISPLAY

Documents concerning the Corporation which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of the Corporation as follows:

     Elaine  MacDonald
     Corporate  Administrator
     Centurion  Energy  International  Inc.
     Suite  800,  205  -  5th  Avenue  S.W.
     Calgary,  AB,  Canada
     T2P  2V7

I.     SUBSIDIARY  INFORMATION

Not  applicable

ITEM  11     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

The Corporation does not engage in any hedging or currency trading activities. The Corporation's business activities are conducted primarily in Canadian and U.S. dollars and its assets and liabilities are recorded in Canadian dollars. The Corporation's local activities are paid for in Tunisian Dinars and Egyptian Pounds. The U.S. dollar is the functional currency in both Tunisia and Egypt. The Corporation is paid in U.S. dollars for the sale of its production except for a 20% portion of the Tunisian oil production which is dedicated to the domestic market. The production sold under the domestic market obligation receives a price equal to 90% of the U.S. dollar price for the Brent based export sales but the proceeds are paid in Tunisian Dinars which are utilized for Dinar expenditures such as local salaries. The Tunisian Dinar has experienced approximately a 25% depreciation during the last year but this has not had a negative effect on the Corporation as its revenues are denominated in U.S. funds and the Corporation has actually experienced savings on Dinar expenditures. As operations are primarily carried out in U.S. dollars, the main exposure to currency exchange fluctuations is the conversion to equivalent Canadian funds for reporting purposes. Based upon projected 2000 cash flow, and a Canadian dollar exchange rate between U.S.$0.67 and U.S.$0.70, the effect for each $0.01 change in exchange rate is less than $0.01 per share, fully diluted.
Consequently, anticipated fluctuations in currency exchange rates in not expected to have a materially adverse effect on the Corporation's financial condition or results of operations.


ITEM  12     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

RIGHTS  PLAN

On May 19, 1999, the Board of Directors (the "Board") of the Company adopted the rights plan of the Company ("Rights Plan"), which was implemented pursuant to a shareholders rights plan agreement (the "Rights Plan Agreement") of the same date between the Company and Montreal Trust Company of Canada, as rights agent. The shareholders of the Company approved the Rights Plan on June 29, 1999. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company's and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a Permitted Bid or a Competing Permitted Bid.

                                     PART II

ITEM  13     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

The  Corporation  has  no  defaults,  dividend  arrearages  or  delinquencies.


ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not  Applicable.


ITEM  15     DEFAULTS  UPON  SENIOR  SECURITIES

The  Corporation  has not issued and is not in default of any senior securities.


ITEM 16 CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not  Applicable.


                                    PART III

ITEM  17     FINANCIAL  STATEMENTS

See  pages  F-1  through  F-__  incorporated  by  reference  herein.


ITEM  18     FINANCIAL  STATEMENTS

Not  Applicable

ITEM  19     EXHIBITS

(a)   Financial  Statements  filed  as  part  of  this  Registration  Statement.

See  Index  to  Financial  Statements  on  page.

(b)   Exhibits  filed  as  part  of  this  Registration  Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

     CENTURION  ENERGY  INTERNATIONAL  INC.



Date:  November  28,  2000              By:  /s/  Said  Arrata
                                           -------------------------------------
                                           Said Arrata
                                           President and Chief Executive Officer

                            FINANCIAL  STATEMENTS

PRICEWATERHOUSECOOPERS  PWC
--------------------------------------------------------------------------------




CENTURION  ENERGY  INTERNATIONAL  INC.

Consolidated  Financial  Statements
December  31,  1999,  1998  and  1997

PRICEWATERHOUSECOOPERS  PWC
--------------------------------------------------------------------------------
                                                 PRICEWATERHOUSECOOPERS  LLP
                                                 CHARTERED  ACCOUNTANTS
                                                 425  1st  Street  SW
                                                 Suite  1200
                                                 Calgary  Alberta
                                                 Canada  T2P  3V7
                                                 Telephone  +1  (403)  509  7500
                                                 Facsimile  +1  (403)  781  1825

March  24,  2000




AUDITORS'  REPORT

TO  THE  DIRECTORS  OF
CENTURION ENERGY INTERNATIONAL INC.


We have audited the consolidated balance sheets of CENTURION ENERGY INTERNATIONAL INC. as at December 31, 1999 and 1998 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.


/S/  "PRICEWATERHOUSECOOPERS  LLP"



CHARTERED  ACCOUNTANTS
Calgary,  Alberta




PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

CENTURION ENERGY INTERNATIONAL INC.
Consolidated  Balance  Sheets
------------------------------------------------------------------------------------------


                                                 AS AT          AS AT           AS AT
                                                JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                                  2000           1999            1998
                                                   $              $               $
                                              (UNAUDITED)    (RESTATED -     (RESTATED -
                                                               NOTE 2)         NOTE 2)
ASSETS

CURRENT ASSETS
Cash                                             5,092,000       5,018,000      1,691,000
Accounts receivable                              7,652,000       7,312,000      4,551,000
Inventory                                          439,000          63,000        288,000
Deposits and prepaids                              455,000         648,000        518,000
                                                ------------------------------------------

                                                13,638,000      13,041,000      7,048,000

CAPITAL ASSETS (note 4)                         54,362,000      51,303,000     43,536,000

DEFERRED FINANCING COSTS                                 -          46,000        560,000

FUTURE TAX ASSET (notes 2 and 9)                23,722,000      26,526,000     32,563,000
                                                ------------------------------------------

                                                91,722,000      90,916,000     83,707,000
                                                ==========================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable                                 5,782,000       7,976,000      8,011,000
Convertible notes (note 6)                       1,609,000       4,047,000              -
                                                ------------------------------------------

                                                 7,391,000      12,023,000      8,011,000

CONVERTIBLE NOTES (note 6)                               -               -      9,071,000

REINVESTMENT RESERVE (note 5)                    5,794,000       4,939,000      4,893,000

PROVISION FOR SITE RESTORATION COSTS             1,597,000       1,460,000      1,460,000

DEFERRED CREDIT (note 2)                        10,143,000      11,342,000     13,924,000
                                                ------------------------------------------

                                                24,925,000      29,764,000     37,359,000
                                                ------------------------------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 7)                          58,729,000      58,854,000     48,050,000

CONTRIBUTED SURPLUS                                161,000               -              -

EQUITY PORTION OF CONVERTIBLE NOTES (note 6)        76,000         187,000        450,000

FOREIGN CURRENCY TRANSLATION ADJUSTMENT          1,747,000               -              -

RETAINED EARNINGS (DEFICIT)                      6,084,000       2,111,000     (2,152,000)
                                                ------------------------------------------

                                                66,797,000      61,152,000     46,348,000
                                                ------------------------------------------

                                                91,722,000      90,916,000     83,707,000
                                                ==========================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Consolidated  Statements of Income and Retained Earnings
-------------------------------------------------------------------------------------------------------------------


                                           SIX MONTHS ENDED                                            YEAR ENDED
                                 ----------------------------------  ----------------------------------------------
                                   JUNE 30,          JUNE 30,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     2000              1999               1999            1998            1997
                                      $                 $                  $               $               $
                                 (UNAUDITED)       (UNAUDITED)        (RESTATED -     (RESTATED -     (RESTATED -
                                               (RESTATED - NOTE 2)      NOTE 2)         NOTE 2)         NOTE 2)

REVENUE
Oil and gas - net of royalties    11,473,000             6,844,000      19,794,000      13,286,000      13,199,000
Other income                         168,000                21,000         121,000         170,000       1,848,000
                                 ----------------------------------------------------------------------------------

                                  11,641,000             6,865,000      19,915,000      13,456,000      15,047,000
                                 ----------------------------------------------------------------------------------

EXPENSES
Operating                          1,973,000             2,052,000       4,815,000       4,672,000       4,020,000
Depletion, depreciation and
     amortization                  2,130,000             1,834,000       3,848,000       3,088,000       2,746,000
General and administrative           662,000               650,000       1,404,000       1,348,000       1,761,000
Interest                             107,000               378,000         656,000         604,000               -
Amortization of discount on
     convertible notes                23,000               113,000         192,000         168,000               -
Amortization of deferred
     financing costs                  46,000               224,000         383,000         336,000               -
Foreign exchange loss (gain)        (149,000)              312,000         445,000        (156,000)        212,000
Foreign prospect review                    -                     -               -               -         811,000
Provision for non-recovery of
     Argentine deposit                     -                     -               -               -       4,287,000
                                 ----------------------------------------------------------------------------------

                                   4,792,000             5,563,000      11,743,000      10,060,000      13,837,000
                                 ----------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES         6,849,000             1,302,000       8,172,000       3,396,000       1,210,000
                                 ----------------------------------------------------------------------------------

INCOME TAXES (note 9)
Current                            1,271,000               187,000         230,000         247,000       3,688,000
Future (note 2)                    1,605,000               923,000       3,455,000       1,652,000         813,000
                                 ----------------------------------------------------------------------------------

                                   2,876,000             1,110,000       3,685,000       1,899,000       4,501,000
                                 ----------------------------------------------------------------------------------

INCOME (LOSS) FOR THE PERIOD       3,973,000               192,000       4,487,000       1,497,000      (3,291,000)

RETAINED EARNINGS (DEFICIT) -
     BEGINNING OF PERIOD           2,111,000            (2,152,000)     (2,152,000)     (3,649,000)       (358,000)

INDUCEMENT CHARGE ON                       -                     -        (224,000)              -               -
     CONVERSION OF NOTES
                                 ----------------------------------------------------------------------------------

RETAINED EARNINGS (DEFICIT) -
     END OF PERIOD                 6,084,000            (1,960,000)      2,111,000      (2,152,000)     (3,649,000)
                                 ==================================================================================

BASIC EARNINGS (LOSS) PER
     SHARE                             0.065                 0.004            0.09            0.03           (0.07)
                                 ==================================================================================

FULLY DILUTED EARNINGS (LOSS)
     PER SHARE                         0.062                 0.004            0.08            0.03           (0.07)
                                 ==================================================================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION  ENERGY  INTERNATIONAL  INC.
Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------


                                                    SIX MONTHS ENDED                                               YEAR ENDED
                                           ----------------------------------  ----------------------------------------------
                                             JUNE 30,          JUNE 30,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                               2000              1999               1999            1998            1997
                                                $                 $                  $               $               $
                                           (UNAUDITED)       (UNAUDITED)        (RESTATED -     (RESTATED -     (RESTATED -
                                                            (RESTATED -              NOTE 2)        NOTE 2)         NOTE 2)
                                                                 NOTE 2)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Income (loss) for the period                 3,973,000               192,000       4,487,000       1,497,000      (3,291,000)
Items not affecting cash
     Depletion, depreciation and
          amortization                       2,130,000             1,834,000       3,848,000       3,088,000       2,746,000
     Increase in reinvestment reserve          265,000                37,000          46,000          50,000         731,000
     Amortization of deferred
          financing costs                       46,000               224,000         383,000         336,000               -
     Amortization of foreign
          exchange loss (gain)                (102,000)              197,000         197,000         153,000               -
     Amortization of discount on
          convertible notes                     23,000               113,000         192,000         168,000               -
     Gain on sale of capital assets                  -                     -               -               -        (645,000)
     Gain on sale of marketable
          securities                                 -                     -               -               -        (877,000)
     Provision for non-recovery of
          Argentine deposit                          -                     -               -               -       4,287,000
     Foreign prospect review                         -                     -               -               -         811,000
     Non-cash interest payment on
          convertible notes                          -                     -         224,000               -               -
     Future income taxes                     1,605,000               923,000       3,455,000       1,652,000         813,000
                                           ----------------------------------------------------------------------------------

Cash flow from operations                    7,940,000             3,520,000      12,832,000       6,944,000       4,575,000

Changes in non-cash operating
     working capital items (note 12)        (1,072,000)              100,000      (2,395,000)      1,092,000      (4,802,000)
                                           ----------------------------------------------------------------------------------

                                             6,868,000             3,620,000      10,437,000       8,036,000        (227,000)
                                           ----------------------------------------------------------------------------------

INVESTING ACTIVITIES
Petroleum and natural gas property
     expenditures                           (4,479,000)           (4,341,000)    (11,921,000)    (18,362,000)    (19,802,000)
Proceeds on disposition of petroleum
     and natural gas properties                      -                                     -               -      16,522,000
Proceeds on sale of marketable
     securities                                      -                                     -               -       3,539,000
Deposit for Argentine acquisition                    -                                     -               -      (4,287,000)
Foreign prospect review                              -                                     -               -        (811,000)
                                           ----------------------------------------------------------------------------------

                                            (4,479,000)           (4,341,000)    (11,921,000)    (18,362,000)     (4,839,000)
                                           ----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds (redemption) of convertible
     notes, net of issue costs              (2,359,000)                    -               -       8,481,000               -
Repayment of shareholder loan                        -                     -               -               -          53,000
Amalgamation costs                                   -                     -               -               -      (1,483,000)
Issue (repurchase) of capital stock, net
     of issue costs                            (75,000)            4,860,000       4,811,000               -       3,880,000
Cash paid on deferred charges                        -                     -               -               -        (177,000)
                                           ----------------------------------------------------------------------------------

                                            (2,434,000)            4,860,000       4,811,000       8,481,000       2,273,000
                                           ----------------------------------------------------------------------------------

FOREIGN CURRENCY TRANSLATION                   119,000                     -               -               -               -
                                           ----------------------------------------------------------------------------------


PRICEWATERHOUSECOOPERS  PWC


                                      F - 5

CENTURION  ENERGY  INTERNATIONAL  INC.
Consolidated Statements of Cash Flows...continued
-----------------------------------------------------------------------------------------------------------------------------


                                                           SIX MONTHS ENDED                                        YEAR ENDED
                                           ----------------------------------  ----------------------------------------------
                                             JUNE 30,          JUNE 30,         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                               2000              1999               1999            1998            1997
                                                $                 $                  $               $               $
                                           (UNAUDITED)       (UNAUDITED)        (RESTATED -     (RESTATED -     (RESTATED -
                                                            (RESTATED -              NOTE 2)        NOTE 2)         NOTE 2)
                                                                 NOTE 2)

INCREASE (DECREASE) IN CASH                     74,000             4,139,000       3,327,000      (1,845,000)     (2,793,000)

CASH - BEGINNING OF PERIOD                   5,018,000             1,691,000       1,691,000       3,536,000       6,329,000
                                           ----------------------------------------------------------------------------------

CASH - END OF PERIOD                         5,092,000             5,830,000       5,018,000       1,691,000       3,536,000
                                           ==================================================================================

BASIC CASH FLOW FROM OPERATIONS
     PER SHARE                                   0.130                 0.079            0.25            0.16            0.10
                                           ==================================================================================

FULLY DILUTED CASH FLOW FROM
     OPERATIONS PER SHARE                        0.121                 0.062            0.21            0.13            0.10
                                           ==================================================================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


1    SUMMARY OF ACCOUNTING POLICIES

     a)   CONSOLIDATION

          These financial statements include the accounts of Centurion Energy International Inc. (the "Company") and its wholly owned subsidiaries:
          Ecumed Petroleum  Grombalia,  Ltd.,  Ecumed Petroleum  Tunisia,  Ltd.,
          Ecumed Petroleum Zarzis, Ltd., Ecumed Petroleum Corporation, Eagle Holdings (Barbados) Limited, Centurion Petroleum Corporation, Espanada Resources Corporation, Duraham Petroleum Limited, Societe d'Electricite d'El Biban, 585877 Alberta Ltd. and 585882 Alberta Ltd.

     b)   FOREIGN CURRENCY TRANSLATION

          The Company translates foreign currency denominated transactions and the financial statements of operationally or financially dependent foreign operations using the temporal method. Monetary assets and liabilities are translated at year end rates. Non-monetary assets and liabilities are translated at rates in effect on the date of the transactions. Revenue and expenses are translated at average rates in effect during the year with the exception of depreciation and amortization which are translated at historic rates. Exchange gains and losses on translation of current monetary items are reflected in income immediately. Exchange gains and losses on translation of non-current monetary items are deferred and amortized over the term of the non-current monetary item.

          Effective January 1, 2000, the Company adopted the self-sustaining method of accounting for operations in Tunisia. The adoption of the self-sustaining method was necessitated by the fact that the Tunision subsidiaries were no longer financially and operationally dependent upon the Canadian company. Under the self-sustaining method of foreign currency translation, assets and liabilities are translated at period end rates and income and expenses are translated at average rates in effect during the period. Exchange gains and losses on translation are reflected as a separate component of shareholders' equity.

     c) PETROLEUM AND NATURAL GAS PROPERTIES AND RELATED DEPLETION AND AMORTIZATION

          The Company follows the full cost method of accounting, whereby all costs incurred in exploring for and developing oil and gas reserves are capitalized. Such expenditures include land acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive wells, gathering and production facilities and general and administrative costs directly related to exploration and development activities. Capitalized costs are accumulated on a country-by-country basis and are depreciated and depleted using the unit of production method based upon estimated proved reserves. Natural gas reserves are converted to equivalent barrels of oil on the basis of their relative energy content (6 mcf equals 1 barrel). Costs directly associated with the acquisition and evaluation of unproved properties are initially excluded from the computation of depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to all other capitalized costs subject to depreciation and depletion.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


          The Company calculates a ceiling test whereby the net capitalized costs of properties and the future tax asset, less the provision for site restoration costs, cannot exceed an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves based on current prices and costs, after deducting estimated future general and administrative expenses, future removal and site restoration costs, financing costs, and income taxes, all undiscounted and unescalated.

          Sales of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would alter the rate of depletion and amortization by more than twenty percent.

     d)   INVENTORY

          Inventory is recorded at the lower of average cost and net realizable value.

     e)   OFFICE FURNITURE AND EQUIPMENT AND RELATED AMORTIZATION

          The  Company   provides  for  amortization  on  office  furniture  and
          equipment using the declining balance method at annual rates of 20 - 30%.

     f)   JOINT VENTURES

          Substantially all of the Company's exploration and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

     g)   SITE RESTORATION COSTS

          Estimated future site restoration costs are provided for over the life of the proved reserves on a unit of production basis. Site restoration expenditures are charged to the accumulated provision accounts as incurred.

     h)   EARNINGS AND CASH FLOW PER SHARE

          Per share information is calculated on the basis of the weighted average number of common shares outstanding during the year. Fully diluted per share information assumes conversion of options, warrants and notes at the beginning of the year or date of issue, if later.

     i)   STOCK-BASED COMPENSATION PLANS

          The Company has an  incentive  share option plan which is described in
          Note 8. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid on exercise of stock options is credited to share capital.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


     j)   FINANCIAL INSTRUMENTS

          Canadian accounting standards require the disclosure of the fair value of financial assets and liabilities. The Company's financial assets comprise cash and accounts receivable while its financial liabilities include accounts payable and the convertible notes. Due to the current nature of these items and the short-term nature of the convertible notes, fair value is considered to be equal to book value. The reinvestment reserve is created as a result of a statutory tax requirement of the Tunisian government and accordingly, has been excluded from the definition of financial instruments.

     k)   MEASUREMENT UNCERTAINTY

          The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

     l)   INCOME TAXES

          The Company follows the liability method of accounting for income taxes. Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.


2    CHANGE IN ACCOUNTING POLICY

     Effective January 1, 2000, the Company changed from the deferral method of accounting for income taxes to the liability method in accordance with the new standard set by the Canadian Institute of Chartered Accountants. The change was applied retroactively and resulted in the following adjustments to the 1999, 1998 and 1997 financial statements.

                                                       JUNE 30, 1999 (UNAUDITED)
                                   ---------------------------------------------

                                    AS ORIGINALLY
                                      REPORTED       ADJUSTMENTS    AS RESTATED
                                          $               $              $
Future tax asset                                -     30,951,000     30,951,000
Capital assets                         60,670,000    (15,508,000)    45,162,000
Deferred credit                                 -     13,234,000     13,234,000
Retained earnings                      (4,169,000)     2,209,000     (1,960,000)
Future income tax expense                       -        923,000        923,000
Income (loss) for the year                570,000       (378,000)       192,000
Earnings (loss) per share - basic            0.01         (0.006)         0.004


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


                                                               DECEMBER 31, 1999
                                   ---------------------------------------------

                                   AS ORIGINALLY
                                      REPORTED      ADJUSTMENTS   AS RESTATED
                                         $               $             $
Future tax asset                                -    26,526,000     26,526,000
Capital assets                         65,946,000   (14,643,000)    51,303,000
Deferred credit                                 -    11,342,000     11,342,000
Retained earnings                         322,000     1,789,000      2,111,000
Future income tax expense               1,248,000     2,207,000      3,455,000
Income (loss) for the year              5,285,000      (798,000)     4,487,000
Earnings (loss) per share - basic            0.10         (0.01)          0.09


                                                         DECEMBER 31, 1998
                             ---------------------------------------------
                              AS ORIGINALLY
                                REPORTED       ADJUSTMENTS    AS RESTATED
                                    $               $              $
Future tax asset                          -     32,563,000     32,563,000
Capital assets                   59,588,000    (16,052,000)    43,536,000
Deferred credit                           -     13,924,000     13,924,000
Retained earnings (deficit)      (4,739,000)     2,587,000     (2,152,000)
Future income tax expense                 -      1,652,000      1,652,000
Income for the year               1,276,000        221,000      1,497,000
Earnings per share - basic             0.03              -           0.03


                                                                DECEMBER 31, 1997
                                    ---------------------------------------------

                                     AS ORIGINALLY
                                       REPORTED       ADJUSTMENTS    AS RESTATED
                                           $               $              $
Future tax asset                                 -     35,448,000     35,448,000
Capital assets                          46,806,000    (17,925,000)    28,881,000
Deferred credit                                  -     15,157,000     15,157,000
Retained earnings (deficit)             (6,015,000)     2,366,000     (3,649,000)
Future income tax expense                  795,000         18,000        813,000
Income (loss) for the year              (4,219,000)       928,000     (3,291,000)
Earnings (loss) per share - basic            (0.10)          0.02          (0.08)


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


     This change in accounting policy resulted in an increase in future income tax expense of $1,605,000 for the six months ended June 2000.

     The deferred credit arises on the purchase of the Tunisian oil and gas properties and represents the excess of the future tax assets and other net assets acquired as compared to the purchase consideration. The deferred credit will be amortized in proportion to the realization of the future tax asset.


3    PLAN OF ARRANGEMENT

     Pursuant to a March 31, 1997 Arrangement Agreement, Canadian Leader Energy Inc. ("Leader") and Eagle Energy Corp. ("Eagle") entered into discussions to amalgamate the two companies to form Centurion Energy International Inc.

     The Plan of Arrangement was approved by the shareholders of Leader and Eagle on May 12, 1997. On May 20, 1997, Leader and Eagle shares were exchanged for shares in the Company. Leader shareholders received 0.5 shares in the Company in exchange for each Leader share and Eagle shareholders received 0.6 shares in the Company in exchange for each Eagle share.

     The nature of the business combination was such that neither of the combining companies could be identified as the acquirer for accounting purposes. The business combination has been accounted for using the pooling of interests method of accounting whereby the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, and shareholders' equity, and the historical operating results of the two companies.

     The book value of the assets and liabilities at the date of the combination are as follows:

                                                    LEADER        EAGLE
                                                       $            $
Assets
     Current assets                                12,205,000    5,488,000
     Capital assets                                29,301,000    5,205,000
     Future tax asset                              13,313,000   22,166,000
                                                  -----------  -----------

                                                   54,819,000   32,859,000
                                                  -----------  -----------

Liabilities
     Current liabilities                           12,133,000    4,425,000
     Reinvestment reserve                           1,179,000    2,934,000
     Provision for future site restoration costs      552,000    1,342,000
     Deferred credit                                5,692,000    9,478,000
                                                  -----------  -----------

                                                   19,556,000   18,179,000
                                                  -----------  -----------

Net assets                                         35,263,000   14,680,000
                                                  ===========  ===========


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


4    CAPITAL ASSETS

                                                        JUNE 30, 2000 (UNAUDITED)
                                          ---------------------------------------

                                                        ACCUMULATED
                                             COST      AMORTIZATION       NET
                                               $             $             $
Petroleum and natural gas properties and
     production equipment                  59,741,000     11,008,000   48,733,000
Non-petroleum and natural gas land          1,205,000              -    1,205,000
Other capital assets                        5,028,000        604,000    4,424,000
                                          ---------------------------------------

                                           65,974,000     11,612,000   54,362,000
                                          =======================================

                                                                DECEMBER 31, 1999
                                          ---------------------------------------

                                                        ACCUMULATED
                                             COST      AMORTIZATION       NET
                                               $             $             $
Petroleum and natural gas properties and
     production equipment                  56,235,000      8,937,000   47,298,000
Non-petroleum and natural gas land          1,205,000              -    1,205,000
Other capital assets                        3,343,000        543,000    2,800,000
                                          ---------------------------------------

                                           60,783,000      9,480,000   51,303,000
                                          =======================================


                                                                DECEMBER 31, 1998
                                          ---------------------------------------

                                                        ACCUMULATED
                                             COST      AMORTIZATION       NET
                                               $             $             $
Petroleum and natural gas properties and
     production equipment                  45,432,000      5,201,000   40,231,000
Non-petroleum and natural gas land          1,205,000              -    1,205,000
Other capital assets                        2,531,000        431,000    2,100,000
                                          ---------------------------------------

                                           49,168,000      5,632,000   43,536,000
                                          =======================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


     The Company's proven reserves include reserves that are dependent on the completion of a natural gas powered electrical generation project. The Company has signed a joint venture agreement for the project and is currently negotiating terms for the construction and financing of the facility and for the sale of the power that will be generated. Approximately 30% of the Company's proven reserves in Tunisia are dependent on the completion of this project. If these reserves had not been assigned proven status, depletion and depreciation expense in 1999 would have increased by approximately $1,401,000 (1998 - $113,000). Exclusion of these reserves from proven status would not have resulted in a ceiling test write-down.

     General and administrative costs capitalized during 1999 were $916,000 (1998 - $664,000).

     As at December 31, 1999, petroleum and natural gas properties include $3,456,000 (1998 - $3,384,000) in respect of unproved properties in Tunisia which have been excluded from depletion calculations. Petroleum and natural gas properties also include $12,539,000 in respect of expenditures in Egypt which are not subject to depletion as production has not yet commenced in that country.

     As at December 31, 1999 other capital assets includes $2,220,000 (1998 - $1,806,000) in respect of assets under construction which has been excluded from depreciation calculations.


5    REINVESTMENT RESERVE

     Tunisian taxation law permits eligible companies to reduce their taxable income up to 20% by participating in a special reinvestment program. An amount equal to 25% of the reduced taxable income must be paid into the capital of a Tunisian subsidiary within five years and the balance of 75% must be paid into capital within ten years. Any amount not invested is reincorporated into taxable income. The subsidiary must expend the capital on an eligible investment.

     The Company's reinvestment reserve, in the amount of $5,794,000 at June 30, 2000 (1999 - $4,939,000; 1998 - $4,893,000; 1997 - $4,843,000), represents the amount of taxes, excluding interest, that would be payable should the required investments not be made. It is the Company's intention to make expenditures on qualifying investments in Tunisia in sufficient amounts to eliminate the reinvestment reserve. There is no requirement for additional expenditures to be made prior to December 31, 2001.


6    CONVERTIBLE NOTES

     On March 26, 1998, the Company closed a private placement of $9,200,000 (US $6,500,000) of 8% convertible notes (the "Notes"). The Notes have a term of two years from March 26, 1998, bear interest on the principal amount of the Notes at the rate of 8% per annum and were convertible, at the option of the holder, into the common shares of the Company at a conversion price of US $0.47 until March 26, 1999 and U.S. $0.52 thereafter until March 26, 2000. The Notes are general obligation Notes and are unsecured. A maximum of 12,500,000 common shares of the Company may be issued pursuant to the conversion of the Notes.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


     As the Notes are considered to be compound financial instruments, the liability component and the equity component must be presented separately, as determined at March 26, 1998. The Company has valued the equity component of the Notes using the residual value of equity component method, whereby the liability component is measured first using the market interest rate, for comparable instruments having no conversion rights. The difference between the proceeds of the notes issued and the value of the liability is assigned to the equity component. The resulting liability and equity values determined using this method, based on a 10.5% rate, are $8,750,000 and $450,000 respectively. Over the term to maturity, the debt discount of $450,000 will be amortized such that at maturity, the liability will be reflected at its principal amount.

     During October 1999, $5,500,000 (US$ 3,800,000) of the notes were converted to 7,307,692 common shares. In addition 389,340 common shares were issued as an inducement to convert the notes.

     The convertible notes liability comprises the following amounts:

                                                    JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                                      2000           1999            1998
                                                       $              $               $
                                                  (UNAUDITED)
Redemption value US $1,100,000 at June 30, 2000
     (1999 - $2,700,000; 1998 - US $6,500,000)      1,643,000       3,920,000       9,945,000
Deferred foreign exchange gain (loss)                 (34,000)        150,000        (592,000)
Unamortized discount                                        -         (23,000)       (282,000)
                                                  --------------------------------------------

Convertible notes liability                         1,609,000       4,047,000       9,071,000
                                                  ============================================

     Subsequent to December 31, 1999, the maturity date for notes in the amount of US $1,100,000 was extended to September 30, 2000 under the same terms and conditions. The balance of the notes were redeemed for face value.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


7    CAPITAL STOCK

     Authorized
          Unlimited number of common shares
          Unlimited number of preferred shares which may be issued in one or more series
     Issued and outstanding

                                                COMMON SHARES            PREFERRED SHARES
                                   ---------------------------  -------------------------

                                    NUMBER OF    STATED VALUE   NUMBER OF   STATED VALUE
                                     SHARES           $           SHARES          $
Balance at December 31, 1996       40,676,461      44,213,000      26,110               -
Issued for petroleum and natural
     gas properties                   600,000       1,440,000           -               -
Issued on exercise of options         942,395         872,000           -               -
Issued on conversion of warrants    1,746,917       3,060,000           -               -
Conversion of preferred shares        261,102               -           -               -
Conversion of common shares                 -               -     (26,110)              -
Share issue costs                           -         (52,000)          -               -
Amalgamation costs                          -      (1,483,000)          -               -
                                   ------------------------------------------------------

Balance at December 31, 1997
     and 1998                      44,226,875      48,050,000           -               -
Issued for cash                     8,771,930       5,000,000           -               -
Issued on conversion of notes       7,307,692       5,545,000           -               -
Issued for interest payment on
     notes                            389,341         224,000           -               -
Issued as an inducement to
     convert notes                    389,340         224,000           -               -
Issued on exercise of options         100,000          40,000           -               -
Share issue costs                           -        (229,000)          -               -
                                   ------------------------------------------------------

Balance at December 31, 1999       61,185,178      58,854,000           -               -
Buybacks pursuant to share
     repurchase plan                 (129,500)       (125,000)          -               -
                                   ------------------------------------------------------

Balance at June 30, 2000
     (unaudited)                   61,055,678      58,729,000           -               -
                                   ======================================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


8    INCENTIVE SHARE OPTION PLAN

     The Company has a share option plan (the "Plan") for directors, officers, employees and consultants of the Company and its subsidiaries. The Plan provides that the aggregate number of common shares which may be reserved for issuance shall not exceed 6,000,000 common shares and that the aggregate number of common shares which may be reserved for issuance to any one individual shall not exceed 5% of the outstanding shares. The plan is administered by the Board of Directors. The exercise price of the common shares covered by the issued stock options is determined by the directors but cannot be less than the greater of the market price at the time of the grant and the price permitted by the Toronto Stock Exchange. The exercise period of the options is fixed by the Board of Directors and is not to exceed the maximum period permitted by the Toronto Stock Exchange. Vesting rights are determined at the discretion of the Board of Directors.

     The following is a summary of changes in outstanding stock options during the six months ended June 30, 2000 and for the years ended December 31, 1999 and 1998:

                         JUNE 30, 2000
                          (UNAUDITED)          DECEMBER 31, 1999        DECEMBER 31, 1998
                     ----------------------  ----------------------  -----------------------

                                 WEIGHTED-               WEIGHTED-                WEIGHTED-
                                  AVERAGE                 AVERAGE                  AVERAGE
                                  EXERCISE                EXERCISE                 EXERCISE
                       SHARE       PRICE       SHARE       PRICE        SHARE       PRICE
                      OPTIONS        $        OPTIONS        $         OPTIONS        $
Outstanding -
     Beginning of
     period          3,133,000         0.89  3,333,000         0.89   4,080,000         1.03
Granted              1,430,000         0.57    160,000         0.46     775,000         0.47
Exercised                    -            -   (100,000)        0.40           -            -
Forfeited             (250,000)        1.02   (260,000)        0.80  (1,522,000)        1.06
                     -----------------------------------------------------------------------

Outstanding - End
     of period       4,313,000         0.78  3,133,000         0.89   3,333,000         0.89
                     =======================================================================

Options exercisable
     - End of
     period          3,934,666         0.80  2,941,334         0.91   2,504,333         0.89
                     =======================================================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


     The following table summarizes information about stock options outstanding at June 30, 2000:

               OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                   (UNAUDITED)                (UNAUDITED)
           --------------------------  --------------------------
                          WEIGHTED                    WEIGHTED
                           AVERAGE                     AVERAGE
                          REMAINING                   REMAINING
EXERCISE     OPTIONS     CONTRACTUAL     OPTIONS     CONTRACTUAL
PRICE      OUTSTANDING  LIFE IN YEARS  EXERCISABLE  LIFE IN YEARS
0.40          651,000            2.8      634,333            2.8
0.46          125,000            3.8       83,333            3.8
0.70           50,000            2.5       50,000            2.5
0.76          100,000            2.9      100,000            2.9
0.83           90,000            0.5       90,000            0.5
1.02                -              -            -              -
1.08        1,800,000            2.0    1,800,000            2.0
1.16           42,000            0.5       42,000            0.5
1.40           25,000            0.5       25,000            0.5
0.57          530,000            4.5      310,000            4.5
0.53          150,000            4.9       50,000            4.9
0.58          750,000            4.8      750,000            4.8
           -----------                 ----------

            4,313,000                   3,934,666
           ===========                 ==========

     The following table summarizes information about stock options outstanding at December 31, 1999:

              OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
           --------------------------  --------------------------
                          WEIGHTED                    WEIGHTED
                           AVERAGE                     AVERAGE
                          REMAINING                   REMAINING
EXERCISE     OPTIONS     CONTRACTUAL     OPTIONS     CONTRACTUAL
PRICE      OUTSTANDING  LIFE IN YEARS  EXERCISABLE  LIFE IN YEARS
0.40          651,000            3.3      592,667            3.3
0.46          125,000            4.3       41,667            4.3
0.70           50,000            3.0       33,333            3.0
0.76          100,000            3.4       66,667            3.4
0.83           90,000            1.0       90,000            1.0
1.02          250,000            0.1      250,000            0.1
1.08        1,800,000            2.5    1,800,000            2.5
1.16           42,000            1.0       42,000            1.0
1.40           25,000            1.0       25,000            1.0
          -----------                  ----------

            3,133,000                   2,941,334
          ===========                  ==========


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


9    INCOME TAXES

     The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

                                        JUNE 30,      JUNE 30,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                          2000          1999           1999            1998            1997
                                           $             $              $               $               $
                                      (UNAUDITED)   (UNAUDITED)
Income before income taxes              6,849,000     1,302,000       8,172,000       3,396,000       1,210,000
Canadian corporate tax rate                  44.6%         44.6%           44.6%           44.6%           44.6%

Calculated income tax provision         3,055,000       581,000       3,645,000       1,515,000         540,000
Effect on taxes from
     Non-deductible payments to
          governments                           -             -               -               -         271,000
     Resource allowance                         -             -               -               -         (35,000)
     Alberta royalty tax credits                -             -               -               -        (118,000)
     Foreign tax rate differential        771,000       423,000       1,186,000         592,000       1,107,000
     Provision for non-recovery of
          Argentine deposit                     -             -               -               -       1,912,000
     Reduction of future income tax
          asset                                 -             -               -               -         795,000
     Expenses incurred in Canada
          with no recognized tax
          benefit                         249,000       795,000       1,436,000       1,026,000               -
     Amortization of deferred credit   (1,199,000)     (689,000)     (2,582,000)     (1,234,000)        (13,000)
     Other                                      -             -               -               -          42,000
                                      --------------------------------------------------------------------------

                                        2,876,000     1,110,000       3,685,000       1,899,000       4,501,000
                                      ==========================================================================

     The future tax asset of  $23,722,000  at June 30, 2000 (1999 - $26,526,000;
     1998 - $32,563,000) relates to the excess of the tax cost of capital assets over the related net book carrying value.


10   COMMITMENTS

     The Company has entered into three year consulting agreements with two companies controlled by directors and officers of the Company. Under the terms of these agreements, the Company is committed to pay fees of $20,833 per month and $15,000 per month, respectively, commencing June 1, 1997.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


11   SEGMENTED INFORMATION


                             CANADA    NORTH AFRICA      TOTAL
                               $             $             $
June 30, 2000 (unaudited)
     Revenue                  146,000     11,495,000   11,641,000
     Capital assets           348,000     54,014,000   54,362,000

June 30, 1999 (unaudited)
     Revenue                   14,000      6,851,000    6,865,000
     Capital assets           274,000     44,888,000   45,162,000

December 31, 1999
     Revenue                   89,000     19,826,000   19,915,000
     Capital assets           345,000     50,958,000   51,303,000

December 31, 1998
     Revenue                  134,000     13,322,000   13,456,000
     Capital assets           324,000     43,212,000   43,536,000

December 31, 1997
     Revenue                4,705,000     10,342,000   15,047,000
     Capital assets           234,000     28,647,000   28,881,000

     Substantially all of the Company's operations are in North Africa. All of the Company's producing properties at December 31, 1999 were in Tunisia. The net book value of the Tunisian capital assets is $40,759,000 at June 30, 2000 (1999 - $38,419,000; 1998 - $33,951,000, 1997 - $24,836,000). The
     remaining foreign capital assets of $13,255,000 at June 30, 2000 (1999 - $12,539,000; 1998 - $9,261,000, 1997 - $3,811,000) are in Egypt.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


12   SUPPLEMENTAL CASH FLOW INFORMATION

     a)   CHANGES IN NON-CASH WORKING CAPITAL

                                   JUNE 30,      JUNE 30,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     2000          1999           1999            1998            1997
                                      $             $              $               $               $
                                 (UNAUDITED)   (UNAUDITED)
Operating activities
     Accounts receivable            (588,000)    1,922,000      (2,735,000)       (830,000)       (527,000)
     Inventory                      (376,000)     (255,000)        225,000        (242,000)        140,000
     Deposits and prepaids           193,000        49,000        (130,000)       (411,000)        (56,000)
     Accounts payable               (301,000)   (1,616,000)        245,000       2,575,000      (4,359,000)
                                 --------------------------------------------------------------------------

     Total operating activities   (1,072,000)      100,000      (2,395,000)      1,092,000      (4,802,000)
                                 ==========================================================================

     b)   NON-CASH TRANSACTIONS

                                              1999                 1998                  1997
                                --------------------  -------------------  ---------------------

                                NUMBER OF    STATED    NUMBER OF  STATED   NUMBER OF    STATED
                                 SHARES      VALUE      SHARES     VALUE    SHARES      VALUE
                                               $                     $                    $
Notes payable converted to
     common shares              7,307,692   5,500,000          -        -          -           -

Shares issued for purchase of
     petroleum and natural gas
     properties                         -           -          -        -    600,000   1,440,000

     c)   CASH, TAXES AND INTEREST

                          JUNE 30,      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                            2000          1999           1998           1997
                             $              $              $              $
                        (UNAUDITED)
Cash taxes paid               44,000     115,000        270,000      2,962,000
Cash interest paid           159,000     554,000        402,000        209,000
Cash interest received       146,000     110,000        118,000        287,000


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


13   UNITED STATES ACCOUNTING PRINCIPLES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canada. They differ from GAAP in the United States in the following respects:

                                       JUNE 30, 2000 (UNAUDITED)        DECEMBER 31, 1999             DECEMBER 31, 1998
                                      ---------------------------  ---------------------------  ----------------------------
                                      AS REPORTED      US GAAP     AS REPORTED      US GAAP      AS REPORTED      US GAAP
                                           $              $             $              $              $              $
Current assets                          13,638,000    13,638,000     13,041,000    13,041,000      7,048,000      7,048,000
Capital assets (note a, b, e)           54,362,000    67,846,000     51,303,000    64,898,000     43,536,000     58,439,000
Deferred financing charges                       -             -         46,000        46,000        560,000        560,000
Future tax asset (note a, b)            23,722,000    13,945,000     26,526,000    17,002,000     32,563,000     22,319,000
                                      --------------------------------------------------------------------------------------

Total assets                            91,722,000    95,429,000     90,916,000    94,987,000     83,707,000     88,366,000
                                      ======================================================================================

Current liabilities                      5,782,000     5,782,000      7,976,000     7,976,000      8,011,000      8,011,000
Convertible notes (note c, d)            1,609,000     1,643,000      4,047,000     3,920,000      9,071,000      9,945,000
Reinvestment reserve                     5,794,000     5,794,000      4,939,000     4,939,000      4,893,000      4,893,000
Provision for site restoration           1,597,000     1,597,000      1,460,000     1,460,000      1,460,000      1,460,000
Deferred credit (note a, b)             10,143,000     8,926,000     11,342,000     9,427,000     13,924,000     10,291,000

Total liabilities                       24,925,000    23,742,000     29,764,000    27,722,000     37,359,000     34,600,000
                                      --------------------------------------------------------------------------------------

Share capital (note a, e)               58,779,000    94,698,000     58,854,000    94,875,000     48,050,000     84,267,000
Contributed surplus                        111,000       111,000              -             -              -              -
Equity portion of convertible notes
     (note d)                               76,000             -        187,000             -        450,000              -
Foreign currency translation
     adjustment                          1,747,000     1,912,000              -             -              -              -
Retained earnings (deficit)              6,084,000   (25,034,000)     2,111,000   (27,610,000)    (2,152,000)   (30,501,000)
                                      --------------------------------------------------------------------------------------

Total equity                            66,797,000    71,687,000     61,152,000    67,265,000     46,348,000     53,766,000
                                      --------------------------------------------------------------------------------------

Total liability and equity              91,722,000    95,429,000     90,916,000    94,987,000     83,707,000     88,366,000
                                      ======================================================================================


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


                                             JUNE 30,      JUNE 30,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                               2000          1999           1999            1998            1997
                                                $             $              $               $               $
                                           (UNAUDITED)   (UNAUDITED)
Income as reported in accordance with
     Canadian GAAP                           3,973,000       192,000       4,487,000       1,497,000      (3,291,000)
U.S. GAAP adjustments
     Additional depletion related to
          purchase accounting (note a)      (4,780,000)   (2,512,000)     (5,240,000)     (6,964,000)     (3,515,000)
     Ceiling test writedown (note b)                 -             -               -     (14,715,000)    (34,975,000)
     Reduction to depletion as a result
          of ceiling test writedown
          (note b)                           4,320,000     1,938,000       4,042,000       3,655,000               -
     Additional depletion as a result of
          capitalization of
          amalgamation costs (note e)          (42,000)      (53,000)       (111,000)       (147,000)        (74,000)
     Adjustment to future taxes (note a,
          b, e)                               (725,000)        6,000        (998,000)      7,605,000      17,756,000
     Deferred (loss) gain (note c)            (193,000)      572,000         742,000        (592,000)              -
     Inducement charge on
          conversion of notes (note f)               -             -        (224,000)              -               -
     Amortization of note discount
          (note d)                              23,000       113,000         192,000         168,000               -
     Pre-acquisition loss of acquired
          company (note a)                           -             -               -               -         535,000
                                           --------------------------------------------------------------------------

Income (loss) under U.S. GAAP                2,576,000       256,000       2,890,000      (9,493,000)    (23,564,000)
                                           ==========================================================================

Basic earnings per share under U.S.
     GAAP                                         0.04          0.01            0.06           (0.21)          (0.54)
Diluted earnings per share under U.S.
     GAAP                                         0.04          0.01            0.06           (0.21)          (0.54)

     a)   PURCHASE METHOD VERSUS POOLING METHOD

          As disclosed in note 3, under Canadian GAAP, the business combination has been accounted for using the pooling of interest method. Under United States GAAP, the pooling of interests method is precluded because the fair value of an investment in a common joint venture represents more than 50% of the estimated fair value of one of the combining companies. Accordingly, purchase accounting is required.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


          Under the purchase method, Leader is deemed to have acquired Eagle for a purchase consideration of $52,865,000 which has been allocated as follows:

                                                 $
Assets
     Current assets                           5,488,000
     Capital assets                          75,361,000
                                            -----------

                                             80,849,000
                                            -----------

Liabilities
     Current liabilities                      4,425,000
     Reinvestment reserve                     2,934,000
     Provision for future site restoration    1,342,000
     Future tax liability                    19,283,000
                                            -----------

                                             27,984,000
                                            -----------

Net assets                                   52,865,000
                                            ===========

          In addition, as a result of the purchase method of accounting being applied, the pre-acquisition loss of the acquired company of $535,000 has been added back to income. Accordingly, the opening deficit of $2,814,000 of the acquired company has been eliminated from the consolidated deficit.

     b)   FULL COST ACCOUNTING - CEILING TEST

          As disclosed in note 1(c), under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, unescalated future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes.

          Under the full cost method of accounting in the United States, costs accumulated in each cost centre are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proven reserves, net of restoration costs and income taxes.

          Under United States GAAP, no ceiling test write down would be required for 1999. A write down would be required for 1998 of $14,715,000 (1997
          - $34,975,000).

     c)   FOREIGN CURRENCY TRANSLATION

          Under Canadian GAAP, as disclosed in note 1(b), long-term debt in foreign currencies is translated at the rate of exchange in effect at the end of the year. Unrealized exchange gains and losses arising on translation are deferred and amortized over the remaining term of the debt. United States GAAP requires that such gains and losses be reflected in income in the period in which they arise.


PRICEWATERHOUSECOOPERS  PWC

CENTURION ENERGY INTERNATIONAL INC.
Notes to Consolidated Financial Statements
December 31, 1999, 1998 and 1997
(Information as at and for the six months ended June 30, 2000 and June 30, 1999 are unaudited)
--------------------------------------------------------------------------------


     d)   CONVERTIBLE NOTES

          Under Canadian GAAP, as described in note 6, the convertible notes are treated as compound financial instruments, with a separate equity and liability component. The discount on the convertible notes is then amortized over the term to maturity. Under United States GAAP, the convertible notes are treated entirely as debt.

     e)   AMALGAMATION COSTS

          Under Canadian GAAP, amalgamation costs relating to a business combination accounted for as a pooling of interests are charged directly to share capital. As explained in note (a) above, the combination is accounted for as a purchase under United States GAAP and the amalgamation costs are included as part of the purchase cost assigned to the assets acquired.

     f)   INDUCEMENT CHARGES ON CONVERSION OF NOTES

          Under Canadian GAAP, inducement charges were charged directly to retained earnings. Under United States GAAP, such costs are expensed.

     g)   STOCK OPTION PLAN

          The Company provides stock based compensation in the form of stock options to full-time employees. At the time of grant, the exercise price is equal to the market price and no compensation expense is recognized under the Company's accounting policies. For US GAAP purposes, the Company follows the intrinsic value method of accounting for stock options. This method does not result in any adjustment to earnings and earnings per share.

     h)   ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

          The Financial Accounting Standards Board (FASB) in the United States issued FAS 133 Accounting for Derivative Instruments and Hedging Activities, which has been amended by FAS 138, which is effective for the Company in its 2001 fiscal year. The impact of the new standard on the consolidated financial statements has not been determined.


PRICEWATERHOUSECOOPERS  PWC

                                INDEX TO EXHIBITS


Exhibits No.  Description
------------  -----------

1.1           Articles of Amalgamation dated May 14, 1997

1.2           By-Law Number One dated March 31, 1997

2.1           Shareholders Rights Plan Agreement dated as of May 19, 1999

4.1 Indemnity Agreement dated August 15, 1998 between Centurion and Peter Braaten

4.2 Indemnity Agreement dated August 15, 1998 between Centurion and Barry Swan

4.3 Indemnity Agreement dated August 15, 1998 between Centurion and Sohail Khan

4.4 Indemnity Agreement dated August 15, 1998 between Centurion and Leroy Wolbaum

4.5 Indemnity Agreement dated August 15, 1998 between Centurion and Derrick R. Armstrong

4.6 Indemnity Agreement dated August 15, 1998 between Centurion and Michael Miller

4.7 Indemnity Agreement dated August 15, 1998 between Centurion and Said Arrata

4.8 Indemnity Agreement dated August 15, 1998 between Centurion and Philip Beck

4.9 Consulting Agreement dated June 1, 2000 between Sane Holdings Ltd. (Said Arrata) and Centurion

4.10 Contract for Foreign Assignment dated December 20, 1999 between Centurion and Dr. A.P. ("Hani") Elsharkawi

4.11 Consulting Agreement dated June 1, 2000 between Enhanced Management Services Ltd. (Barry Swan) and Centurion

4.12 Convertible Note dated March 26, 1998 (due March 26, 2000) for U.S. $300,000 issued by Centurion to Sane Holdings Ltd. (Said Arrata).

4.13 Convertible Note dated March 26, 1998 (due March 26, 2000) for U.S. $100,000 issued by Centurion to Safety Boss International Ltd. (Michael Miller)

6.1           Earnings per Share Calculation

8.1           List of Material Subsidiaries.